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DEC 2 3 2004

DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPAN'

RECD S.E.C.

DEC 2 3 2004

1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Zoeller Company

(Exact name of issuer as specified in its charter)

Kentucky

(State or other jurisdiction of incorporation or organization)

3649 Cane Run Road, Louisville, Kentucky 40211-1961 (502) 778-2731

(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

**Donald E. Meyer, c/o Ford, Klapheke & Meyer, 900 Kentucky Home Life Bldg.,
Louisville, Kentucky 40202, (502) 584-2134**

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

3561	61-0495071
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PROCESSED

DEC 3 0 2004

THOMSON FINANCIAL



PART I

NOTIFICATION

(a) DIRECTORS

NAME	BUSINESS ADDRESS	RESIDENTIAL ADDRESS
Sharon Dueffert	3649 Cane Run Road Louisville, Kentucky 40211-1961	8205 Westover Drive Prospect, Kentucky 40059
Mitchell H. Palmer	3649 Cane Run Road Louisville, Kentucky 40211-1961	7412 Springdale Drive Louisville, Kentucky 40241
C Barr Schuler	3649 Cane Run Road Louisville, Kentucky 40211-1961	3704 Hillsdale Road Louisville, Kentucky 40222
Bruce E. Zoeller	3649 Cane Run Road Louisville, Kentucky 40211-1961	1844 Boone Trail Louisville, Kentucky 40245
John A. Zoeller	3649 Cane Run Road Louisville, Kentucky 40211-1961	2668 Kings Highway Louisville, Kentucky 40205
Raymond P. Zoeller	3649 Cane Run Road Louisville, Kentucky 40211-1961	8089 Cunningham Sarles Rd Borden, Indiana 47106
Larry W. Burke	3649 Cane Run Road Louisville, Kentucky 40211-1961	12305 Humming Bird Way Sellersburg, Indiana 47172
Thomas E. Dunham	3649 Cane Run Road Louisville, Kentucky 40211-1961	7505 Chestnut Hill Drive Prospect, Kentucky 40054
Dale Dodrill	3649 Cane Run Road Louisville, Kentucky 40211-1961	6934 Wythe Hill Circle Prospect, Kentucky 40059

PART I, NOTIFICATION; ITEM 1, SIGNIFICANT PARTIES

(b) OFFICERS

NAME	BUSINESS ADDRESS	RESIDENTIAL ADDRESS
John A. Zoeller, CEO	Zoeller Company 3649 Cane Run Road Louisville, Kentucky 40211-1961	2668 Kings Highway Louisville, Kentucky 40205
Gregory A. Dueffert, Secretary and Treasurer	Zoeller Company 3649 Cane Run Road Louisville, Kentucky 40211-1961	8205 Westover Drive Prospect, Kentucky 40059
Raymond P. Zoeller, Asst. Secretary and Asst. Treasurer	Zoeller Company 3649 Cane Run Road Louisville, Kentucky 40211-1961	8089 Cunningham Sarles Rd. Borden. Indiana 47106
Michael A Brabowski, Vice President	Zoeller Company 3649 Cane Run Road Louisville, Kentucky 40211-1961	5503 Kilinur Drive Prospect, Kentucky 40059
Edward Grant, Vice President	Zoeller Company 3649 Cane Run Road Louisville, Kentucky 40211-1961	9801 Fairground Drive Prospect, Kentucky 40291

(c) GENERAL PARTNERS

N/A

PART I, NOTIFICATION: ITEM 1, SIGNIFICANT PARTIES

(d) RECORD OWNERS OF 5% OR MORE OF ANY CLASS OF ZOELLER COMPANY EQUITY SECURITIES
As of 07/15/2004

NAME	Total Stock #	%	Class A Stock #	%	Class Z Stock #	%
Clara W. Zoeller Trustee Of Cwz Revc Trust Dated 5\29\96	453,098	5.70%	118,549	7.98%	334,549	5.17%
Robert F. Zoeller Trustee Of Rfz Revc Trust Dated 5\29\96	541,447	6.81%	245,603	16.52%	295,844	4.58%
James W. Stuckert Rev Trust	419,000	5.27%	36,469	2.45%	382,531	5.92%
Sharon Dueffert	567,352	7.13%	98,832	6.65%	468,520	7.25%
Ann Z. Canaday	442,330	5.56%	75,533	5.08%	366,797	5.67%
James Zoeller	421,262	5.30%	35,945	2.42%	385,317	5.96%
Raymond Zoeller	522,570	6.57%	94,377	6.35%	428,193	6.62%
Leo Zoeller	498,378	6.27%	96,348	6.48%	402,030	6.22%
Zoeller Company Retirement Plan	724,254	9.11%	146,464	9.85%	577,790	8.94%
Zoeller Family Business LLC	485,384	6.10%	242,025	16.28%	243,359	3.76%

NAME	BUSINESS ADDRESS	RESIDENTIAL ADDRESS
Sharon Dueffert	3649 Cane Run Road Louisville, Kentucky 40211-1961	8205 Westover Drive Prospect, Kentucky 40059
James E. Zoeller	1405 Ballyclare Court Releigh, North Carolina 27614	1405 Ballyclare Court Raleigh, North Carolina 27614
Ann Z. Canaday	3223 Cassius Anchorage, Alaska 99508	3223 Cassius Anchorage, Alaska 99508
Robert F. Zoeller Trustee of RFZ Revc Trust Dates 5/29/96	1909 Elmore Street Louisville, Kentucky 40211-1961	1909 Elmore Street Louisville, Kentucky 40211-1961
Zoeller Co. Retirement Plan	3649 Cane Run Road Louisville, Kentucky 40211-1961	N/A
Clara W. Zoeller Trustee of CWZ Revc Trust Dated 5/29/96	1909 Elmore Street Louisville, Kentucky 40211-1961	1909 Elmore Street Louisville, Kentucky 40211-1961
Zoeller Family Business, LLC	1844 Boone Trail Louisville, Kentucky 40245	N/A
James Stuckert Rev. Trust	7308 Shadwell Lane Prospect, Kentucky 40059	7308 Shadwell Lane Prospect, Kentucky 40245
Raymond P. Zoeller	8089 Cunningham Sarles Rd Borden, Indiana 47106	8089 Cunningham Sarles Rd Borden, Indiana 47106
Leo F. Zoeller	80 Fairview Street Pleasureville, Kentucky 40057	80 Fairview Street Pleasureville, Kentucky 40057

PART I, NOTIFICATION: ITEM 1, SIGNIFICANT PARTIES

(e) BENEFICIAL OWNERS OF 5% OR MORE OF ANY CLASS OF ZOELLER COMPANY EQUITY SECURITIES
As of 07/15/2004

	Total Stock		Class A Stock		Class Z Stock	
NAME	#	%	#	%	#	%
Clara W. Zoeller Trustee Of Cwz Revc Trust Dated 5\29\96	453,098	5.70%	118,549	7.98%	334,549	5.17%
Robert F. Zoeller Trustee Of Rfz Revc Trust Dated 5\29\96	541,447	6.81%	245,603	16.52%	295,844	4.58%
James W. Stuckert Rev Trust	419,000	5.27%	36,469	2.45%	382,531	5.92%
Sharon Dueffert	567,352	7.13%	98,832	6.65%	468,520	7.25%
Ann Z. Canaday	442,330	5.56%	75,533	5.08%	366,797	5.67%
James Zoeller	421,262	5.30%	35,945	2.42%	385,317	5.96%
Raymond Zoeller*	522,570	6.57%	94,377	6.35%	428,193	6.62%
Leo Zoeller	498,378	6.27%	96,348	6.48%	402,030	6.22%
Zoeller Company Retirement Plan	724,254	9.11%	146,464	9.85%	577,790	8.94%
Zoeller Family Business LLC*	485,384	6.10%	242,025	16.28%	243,359	3.76%

NAME	BUSINESS ADDRESS	RESIDENTIAL ADDRESS
Sharon Dueffert	3649 Cane Run Road Louisville, Kentucky 40211-1961	8205 Westover Drive Prospect, Kentucky 40059
James E. Zoeller	1405 Ballyclare Court Releigh, North Carolina 27614	1405 Ballyclare Court Raleigh, North Carolina 27614
Ann Z. Canaday	3223 Cassius Anchorage, Alaska 99508	3223 Cassius Anchorage, Alaska 99508
Robert F. Zoeller Trustee of RFZ Revc Trust Dates 5/29/96	1909 Elmore Street Louisville, Kentucky 40211-1961	1909 Elmore Street Louisville, Kentucky 40211-1961
Zoeller Co. Retirement Plan	3649 Cane Run Road Louisville, Kentucky 40211-1961	N/A
Clara W. Zoeller Trustee of CWZ Revc Trust Dated 5/29/96	1909 Elmore Street Louisville, Kentucky 40211-1961	1909 Elmore Street Louisville, Kentucky 40211-1961
Zoeller Family Business, LLC	1844 Boone Trail Louisville, Kentucky 40245	N/A
James Stuckert Rev. Trust	7308 Shadwell Lane Prospect, Kentucky 40059	7308 Shadwell Lane Prospect, Kentucky 40245
Raymond P. Zoeller	8089 Cunningham Sarles Rd Borden, Indiana 47106	8089 Cunningham Sarles Rd Borden, Indiana 47106
Leo F. Zoeller	80 Fairview Street Pleasureville, Kentucky 40057	80 Fairview Street Pleasureville, Kentucky 40057

*Raymond Zoeller may be deemed to beneficially own the 485,384 shares owned by the Zoeller Family Business, LLC by virtue of being a member of such entity. Raymond Zoeller disclaims ownership of all such shares.

(f) PROMOTERS

N/A

PART 1, NOTIFICATION; ITEM 1, SIGNIFICANT PARTIES

(g) AFFILIATES OF ISSUER

NAME	BUSINESS ADDRESS	RESIDENTAL ADDRESS
John A. Zoeller Spouse: Elaine B. Zoeller Children Living at home: Katie P. & Andrew S. Zoeller	3649 Cane Run Road Louisville, Kentucky 40211-1961	2668 Kings Highway Louisville, Kentucky 40205
Gregory A. Dueffert Spouse: Sharon Dueffert Children living at home: Dale A., Leanne M. & Kimberly Dueffert	3649 Cane Run Road Louisville, Kentucky 40211-1961	8205 Westover Drive Prospect, Kentucky 40059
Michael A. Babrowski Spouse: Emily Babrowski	3649 Cane Run Road Louisville, Kentucky 40211-1961	5503 Kilinur Drive Prospect, Kentucky 40059
Edward P. Grant Spouse: Donna Grant Children living at home: Casey S. Grant	3649 Cane Run Road Louisville, Kentucky 40211-1961	9801 Fairground Road Louisville, Kentucky 40291
Mitchell H. Palmer Spouse: Karen Palmer Children living at home: Julie L & Michael H. Palmer	3649 Cane Run Road Louisville, Kentucky 40211-1961	7412 Springvale Drive Louisville, Kentucky 40241
Bruce E. Zoeller Spouse: Susan Zoeller Children living at home: Daniel & Eliza Zoeller	3649 Cane Run Road Louisville, Kentucky 40211-1961	1844 Boone Trail Louisville, Kentucky 40205
Raymond P. Zoeller Spouse: Deborah Zoeller Children living at home: Brittney N., Jennifer L., Nicholas S. & Jacob S. Zoeller	3649 Cane Run Road Louisville, Kentucky 40211-1961	8089 Cunningham Sarles Road Borden, Indiana 47106
Robert Z. Zoeller, Trustee of RFZ Revocable Trust, dated 5/29/96	1909 Elmore Street Louisville, Kentucky 40216	1909 Elmore Street Louisville, Kentucky 40216
Clara W. Zoeller, Trustee of CWZ Revocable Trust, dated 5/29/96	1909 Elmore Street Louisville, Kentucky 40216	1909 Elmore Street Louisville, Kentucky 40216
C. Barr Schuler Spouse: Joan Schuler	3649 Cane Run Road Louisville, Kentucky 40211-1961	3704 Hillsdale Road Louisville, Kentucky 40222
Dale W. Dodrill Spouse: Carolyn J. Dodrill	3649 Cane Run Road Louisville, Kentucky 40211-1961	6934 Wythe Hill Circle Prospect, Kentucky 40059
Larry W. Burke Spouse: Margaret Burke	3649 Cane Run Road Louisville, Kentucky 40211-1961	12305 Hummingbird Way Sellersburg, Indiana 47172
Thomas E. Dunham Spouse: Barbara Dunham	3649 Cane Run Road Louisville, Kentucky 40211-1961	7505 Chestnut Hill Drive Prospect, Kentucky 40059

PART I, NOTIFICATION; ITEM 1, SIGNIFICANT PARTIES

(h) COUNSEL TO THE ISSUER WITH RESPECT TO THE PROPOSED OFFERING

Company Counsel:

Steven A. Goodman, Esq.
Goldberg & Simpson, P.S.C.
3000 National City Tower
Louisville, Kentucky 40202
Phone No. (502) 589-4440

(i), (j), (k), (l), and (m) UNDERWRITER

N/A

APPLICATION OF RULE 262

(a) No persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) N/A

AFFILIATE SALES

"Affiliate" Shareholders of Issuer who may sell under the Regulation A Offering Circular are listed below.

This Regulation A Offering Statement under Securities Act of 1933 applies solely to resale of securities by Affiliates of Zoeller Company ("Issuer"). Issuer will not be issuing any securities pursuant to this filing. For purposes of this filing, Issuer is defining "Affiliates" as: Directors, officers and/or 10% shareholders of the Issuer. We have also included each Affiliate's "control group" including spouses and children living at the home of, and under the control of, such Directors, Officers and/or 10% shareholders.

The aggregate sales price for securities of the Company resold by "Affiliate" shareholders intending to sell, and the subject of this Regulation A Offering, will not exceed $1,500,000.

The Zoeller Company has appointed a review Committee of its Board of Directors to receive notification of desire to sell Company securities pursuant of the Regulation A offering by any of the "Affiliates" listed above, in order to assure any said resale complies with the requirements of Regulation A, where such sales are to utilize the Regulation A exemption.

The Issuer has had net income from operations in its fiscal year.

ZOELLER CO LIST OF AFFILIATES AND CONTROL GROUP

NAME	Securities held As of 7/15/2004		Securities that may Be sold under Reg. A		If max sold number of securities remaining		Possible Sales $ Price @ $20.00	
	Class A	Class Z	Class A	Class Z	Class A	Class Z	Class A	Class Z
1. Larry W. Burke	-	1,800						
TOTAL	-	1,800		1,000	-	800	-	$20,000
2. Thomas E. Dunham	-	5,800						
TOTAL	-	5,800		1,000	-	4,800	-	$20,000
3. John Z. Zoeller	1,333	5,268						
Elaine B Zoeller	25,141	89,377						
Katie P. Zoeller	1,973	16,665						
Andrew S. Zoeller	1,973	16,665						
TOTAL	30,420	127,975		4,654	30,420	123,321	-	$93,073
4. Gregory A. Dueffert	7,733	78,791						
Jt w/Sharon Dueffert	12,608	12,608						
Sharon M. Dueffert	72,840	122,840						
Dale Dueffert	1,817	15,659						
Leanne M. Dueffert (Trust) Sharon Dueffert	1,917	19,311						
Kimberly Dueffert	1,917	19,311						
Dueffert Limited Partnership		200,000						
TOTAL	98,832	468,520		10,000	98,832	458,520	-	$200,000
5. Mike Babrowski	32	160						
Emily Babrowski	-	-						
TOTAL	32	160		160	32	-	-	$3,200
6. Edward P. Grant	-	-						
Donna S. Grant	-	-						
TOTAL	-	-		-	-	-	-	$0
7. Dale Dodrill	-	3,600						
Carolyn J. Dodrill	-	200						
TOTAL	-	3,800		1,000	-	2,800	-	$20,000
8. C. Barr Schular	-	500						
Joanne Schular	-	-						
TOTAL	-	500		500	-	-	-	$10,000
9. Mitchell H. Palmer & Karen Palmer	-	800						
TOTAL	-	800		800	-	-	-	$16,000

NAME	Securities held As of 7/15/2004		Securities that may Be sold under Reg. A		If max sold number of securities remaining		Possible sales $ Price @ $20.00	
	Class A	Class Z	Class A	Class Z	Class A	Class Z	Class A	Class Z
10. Bruce Zoeller	-	65,532						
Jt/wSusan Zoeller	-	4,792						
Susan Zoeller	-	6,506						
Daniel Zoeller	-	3,000						
Elizabet Zoeller	-	3,000						
Zoeller Family Business LLC	7,116	7,116						
TOTAL	7,116	89,946		3,012	7,116	86,934	-	$60,240
11.Raymond P. Zoeller	32,530	199,278						
Jt/wDeborah Zoeller	6,133	20,669						
Deborah Zoeller	-	120,000						
Brittney N. Zoeller	666	7,066						
Jennifer L. Zoeller	666	5,998						
Nicholas S. Zoeller	666	5,866						
Jacob Zoeller	666	5,866						
Home Grown Love	-	10,400						
Zoeller Family Business LLC	53,050	53,050						
TOTAL	94,377	428,193		10,000	94,377	418,193	-	$200,000
12. Robert Zoeller Trust	247,470	289,787						
Clara W. Zoeller Trust	118,549	326,949						
TOTAL	366,019	616,736		42,874	366,019	573,862	-	$857,480
GRAND TOTAL	596,796	1,744,230	-	75,000	596,796	1,669,230	-	$1,500,000

PART I, NOTIFICATION; ITEM 4

JURISDICTIONS IN WHICH SECURITIES ARE TO BE OFFERED

4(a) The securities will not be offered by underwriters, dealers or salespersons.

4(b) The securities will be offered for sale within the Commonwealth of Kentucky. The shares will be sold pursuant to a registration by qualification in the State pursuant to Section 292.370 of the Kentucky Revised Statutes. All Blue Sky expenses involved in such offers will be borne by the Company.

PART I, NOTIFICATION; ITEM 5

UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

(a) The issuer has not issued any unregistered securities within one year prior to the filing of this Form 1-A.

(b)

PART I, NOTIFICATION; ITEM 5. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

DATE	SECURITIES	PRICE	AFFILIATE	BUYER	QUANTITY	EXEMPTION
3/2/2004	CLASS Z	15.25	ZOELLER, RAYMOND	DEGEORGE, DALE	50	REGULATION A
	CLASS Z			LINT, LYLE	250	REGULATION A
	CLASS Z			DWYER, SEAN	200	REGULATION A
3/5/2004	CLASS Z	15.25	ZOELLER, RAYMOND	DWYER, SEAN	200	REGULATION A
	CLASS Z			JACKEY, ERIC	125	REGULATION A
	CLASS Z			BURKS, ALAN	35	REGULATION A
	CLASS Z			DWYER, CARA	200	REGULATION A
	CLASS Z			VANGUNDY, GEORGE	70	REGULATION A
	CLASS Z			KITCHEN, MIKE	100	REGULATION A
	CLASS Z			FREY, RALPH	100	REGULATION A
2/3/2004	CLASS Z	14	ZOELLER, ROBERT (TRUST)	DEGEORGE, DALE	200	REGULATION A
	CLASS Z			HUNCHMAN, ROBERT	5	REGULATION A
	CLASS Z			PAYNE, CRAIG	79	REGULATION A
	CLASS Z			WETHINGTON, MIKE	16	REGULATION A
2/9/2004	CLASS Z	14	ZOELLER, ROBERT (TRUST)	BICKETT, PAUL	40	REGULATION A
	CLASS Z			WATSON, STEVEN	100	REGULATION A
	CLASS Z			THOMPSON, DENNIS	202	REGULATION A
	CLASS Z			KNIGHT, STEVE	200	REGULATION A
	CLASS Z			DEARINGER, DENNIS	20	REGULATION A
	CLASS Z			KOCH, MICHAEL	50	REGULATION A
	CLASS Z			GRAHAM, BRANDON	70	REGULATION A
	CLASS Z			JOHNSON, ROBERT III	25	REGULATION A
	CLASS Z			CARROLL, CHARLES	252	REGULATION A
	CLASS Z			JOYCE, WILLIAM	50	REGULATION A
	CLASS Z			MORLEY, DOMINIC	192	REGULATION A
	CLASS Z			BYERS, MATTHEW	196	REGULATION A
	CLASS Z			DEGEORGE, DALE	100	REGULATION A
2/11/2004	CLASS Z	15	ZOELLER, ROBERT (TRUST)	PETERSON, ROGER	500	REGULATION A
	CLASS Z			DUNHAM, THOMAS	3000	REGULATION A
	CLASS Z			BURKE, LARRY	1000	REGULATION A
	CLASS Z			DWYER, PATRICK	1000	REGULATION A
	CLASS Z			FREY, RALPH	900	REGULATION A
	CLASS Z			DWYER, PATRICK	300	REGULATION A
	CLASS Z			DODRILL, DALE	200	REGULATION A
	CLASS Z			STONE, WILLIAM	1600	REGULATION A
	CLASS Z			ELLIS, JAMES C	300	REGULATION A
	CLASS Z			RALSMAN, BERNARD	1000	REGULATION A
	CLASS Z			FINZER CUSTODIAL ACCOUNTS	100	REGULATION A
	CLASS Z			DODRILL, CAROLYN	200	REGULATION A

Date	Class		Seller	Buyer	Amount	Regulation
6/14/2004	CLASS Z	15	ZOELLER, ROBERT (TRUST)	BORGQUIST, Kentucky	100	REGULATION A
	CLASS Z			LINT, LYLE	360	REGULATION A
	CLASS Z			PETERSON, ROGER	240	REGULATION A
	CLASS Z			MELENDEZ, JONNA	200	REGULATION A
6/18/2004	CLASS Z	15	ZOELLER, ROBERT (TRUST)	BOBOWSKI, BOB	509	REGULATION A
6/30/2004	CLASS Z	15	ZOELLER, ROBERT (TRUST)	LEIST, JOHN S.	600	REGULATION A
7/8/2004	CLASS Z	15	ZOELLER, ROBERT (TRUST)	DWYER, PATRICK	700	REGULATION A
	CLASS Z			D. DWYER, CUST. FOR C. DWYER	200	REGULATION A

OTHER PRESENT OR PROPOSED OFFERINGS

The Issuer is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

MARKETING ARRANGEMENTS

(a)   The Issuer has not made, nor does it have knowledge of, any arrangement to market and distribute the securities covered by this Form 1-A.

(b)   There is no underwriter involved with the securities covered by this Form 1-A.

RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN OFFERING STATEMENT

No expert named in the offering statement has a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

USE OF A SOLICITATION OF INTEREST DOCUMENT

No publication authorized by Rule 254 was used prior to filing this notification.

PART II

OFFERING CIRCULAR

OFFERING CIRCULAR
(Pursuant to Regulation A, the Securities Act of 1933)
ZOELLER COMPANY

Common Stock Class A (voting) and Class Z (non-voting)

Type of securities offered: Common Stock of Zoeller Company ("Company"), Class A (voting) and Class Z (non-voting) [see list of selling Shareholders and Company shares being offered by them at Question 14 below].*

Maximum number of securities offered: Class Z: 75,000.*

Minimum number of securities offered: Not Applicable

Price per security: $ 20.00

Total proceeds: If maximum sold: $ 1,500,000 If minimum sold: $ 0 (no minimum)

(See Questions 9 and 10)

[*Note: Zoeller Company will receive no proceeds from this filing. The purpose of this filing is to facilitate sales by certain shareholders, listed at Question 14, below.]

Is a commissioned selling agent selling the securities in this offering?	[ ] Yes [x] No
Is there other compensation to selling agent(s)?	[ ] Yes [x] No
Is there a finder's fee or similar payment to any person?	[ ] Yes [x] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained?	[ ] Yes [x] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?	[ ] Yes [x] No (See Question No. 25)
Is transfer of the securities restricted?	[ ] Yes [x] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF AN OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company is currently conducting operations and has shown a profit in the last fiscal year. This offering will be registered after the date of filing of this Offering Circular for offer and sale in the Commonwealth of Kentucky (registration by qualification). The Company will bear the cost of Blue Sky compliance.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 104 pages.

THE COMPANY

1. **Exact corporate name:** Zoeller Company

   State and date of incorporation: Commonwealth of Kentucky, March 11, 1955

   Street address of principal office: 3649 Cane Run Rd., Louisville, KY 40211-1961

   Company Telephone Number: (502) 778-2731

   Fiscal year: ___12___ / ___31___
             (month)   (day)

   Person(s) to contact at Company with respect to offering:

   Steven A. Goodman, Company Counsel, 3000 National City Tower, Lou., KY 40202; John A. Zoeller, CEO, President, & Director, 3649 Cane Run Rd., Lou., KY 40211-1961

   Telephone Number (if different from above): (502) 589-4440

RISK FACTORS

2. **List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part or not provide an adequate return).**

   (1)   _Lack of a Trading Market._ Zoeller Company stock is not registered under the Securities Act of 1933 ("'33 Act"), is not publicly traded, and is not offered on any national or regional exchange. There is currently no official trading market for the Company's stock. Although the offering is based on a price which constitutes a reasonable estimate of the value of stock at the time of this offering, the market has not officially set said price. The price that Company stock has been sold at over the past several years has been set by negotiations between individual willing buyers and willing sellers, and has varied from transaction to transaction. The risk in buying said stock is that no set resale value can be guaranteed. Resale is restricted by the Company's non-public status.

   In setting the price for the shares of Company stock addressed by this Offering Circular, the Company has looked to comparable publicly traded companies and discounted the value of its stock due to its lessened marketability as described above.

   (2)   _Control by Management and the Zoeller Family._ Company management and the Zoeller family members control a significant portions of Company stock (60%) as indicated in the response to Question 38, below. Management contains two Zoeller family members. Family control of a business entity can cause risks to business growth because the relationship among managers and decision makers which may not be wholly based on business realities but, rather, on family considerations. The risk of family management and control may still affect the value of Zoeller Company stock and the Company's decisions in the future.

(3)   Seasonal Sales. The sump pump industry is seasonal, although Company growth has been steady. Because sales look to times of year when extensive precipitation occurs, dry years can result in lesser sales volume. The extent of sales in any year period is impacted by the climatic conditions during any such period. The do-it-yourself replacement market and growing product line for Company products has balanced the seasonality of construction modifying sale fluctuations.

(4)   Lack of Diversification. One customer, W.W.W. Granger, a national industrial supply wholesaler, accounts for approximately 9% of the Company's sales. Although the Company has over 2500 customers currently (see Question 3(a) below) there is a risk of placing too much importance on one of these customers resulting in a negative impact on future sales, if the orders of said customer or customers decline precipitously.

(5)   Effect of New Housing Market and Number of Housing Starts. Approximately 1/3 of the Company's business is affected directly by the new housing market and the number of housing starts. In any year in which the trends in new housing decline the Company's supply of products to the house building industry will be impacted. Weather and seasonal changes effect the utilization of Company products in the building industry.

(6)   Voting and Non-Voting Stock. The Company has two classes of stock: voting (Class A) and non-voting (Class Z). All of the stock involved in this offering is Class Z non-voting stock. The control of approximately 68% of the voting stock of the Company resides with family members or management (see Question 38). Purchase of non-voting stock does not give a potential shareholder rights to vote on most corporate issues. Voting and non-voting stock have equal rights to dividends and equal rights upon liquidation among other rights specifically assigned to all Company stock. The value of voting and non-voting stock may be different in secondary trading, but the Company has no control over that process.

(7)   Arbitrarily-Set Sales Price. The price for the shares offered pursuant to this Regulation A filing ($20.00) has been arbitrarily set. The Company does not warrant that this value is currently the sole appropriate value for its stock based on all industry projections.

In setting the price for the offered shares, Company financial officers have looked to the performance of publicly traded securities of companies engaged in the same or generically similar businesses. This was done by comparing descriptions of Zoeller's business with the industry descriptions contained in the Standard Industrial Classification Manual. The Standard Industrial Classification Manual classifies industries assigning a specific code to each, based upon the principal product or group of products produced or distributed, or services rendered. The codes, known as SIC codes, have been prepared under the supervision of the executive office of the President - Office of Management and Budget, to facilitate collection, tabulation, presentation and analysis of data relating to business establishments, in order to promote uniformity and comparability in the presentation of statistics collected by various agencies of government. Management of the Company believe that SIC codes offer one of the best methods of identification and selection of comparable companies engaged in the same or a similar line of business.

In this effort, management identified a group of domestic companies that were listed in Dialog On Disk: Standard and Poor's Corporation Records (a primary data base source of information on a broad spectrum of companies), under and on which data was provided in SIC Code 3561 "pumps and pumping equipment". Included in this SIC Code are establishments primarily engaged in manufacturing pumps and pumping equipment for general industrial, commercial, or household use. This includes establishments primarily engaged in manufacturing domestic water and sump pumps. The group was then screened by eliminating any company that: (i) did not appear to have significant stake in the markets related to the Company's market; (ii) was not currently profitable; or (iii) was of such extreme size or diversification that comparison was virtually meaningless. The eight companies that met the selection criteria are described under Question 3(c) below. Management compared the financials of these companies with the Zoeller Company and discounted for the fact that Zoeller Company is not publicly traded in reaching its sales price per share figure for the offered securities.

(8)   No Audited or Publicly Available Financial Information on the Company. The Company is not registered under the Securities Act of 1933 and does not file regular reports with the Securities and Exchange

Commission pursuant to the Securities and Exchange Act of 1934 and Sections 15(d) and 13 thereof. Because no such information exists on the Company (since it is a private, closely-held corporation), it is more difficult to project future earnings and future business than for a publicly-traded company.

(9)   Restricted Preemption Rights. The Articles of Incorporation of the Company provide that shareholders of Class A shares shall have preemptive rights in regard to the issuance of additional Class A shares and Class Z shareholders shall have the preemptive right in regard to issuance additional of Class Z shares. If the Company decides to issue additional shares of Class A or Class Z stock, the current shareholders of those classes will be provided a fair and reasonable opportunity to exercise a right to acquire proportional amounts of the new issue of said shares of whichever class of securities they currently own, in proportion to their current ownership in said class. In regard to exercise of the preemptive right by either a Class A shareholder or a Class Z shareholder, any such exercise is subject to the approval of a majority vote of the holders of that class of shares. This preemptive right means that current owners of shares of either class will keep their pro rata ownership status, unless they determine to sell. Possibility change in control of the Company is lessened.

(10)   Inherent Risks. The many risks associated with being in the pump manufacturing business have been addressed above, but there are general risks associated with owning a minority interest in a privately held company. Because the Company is privately held, without registered securities, investment in stock is risky and should only be done for long term investment purposes and not for speedy resale. Since this is the case, any investor should have sufficient funds at his or her disposal so that investment in this stock would not create financial distress were the investment to precipitously decline in value, based upon one or more of the above risk factors.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Zoeller Company ("Zoeller" or the "Company") is engaged primarily in the manufacture and distribution of sump, sewage and dewatering pumps for residential, commercial and industrial use; a business it has conducted for over 65 years. Through its recent acquisition of Flint & Walling, Inc. in Kendallville, Indiana, the Company's product line now includes: well pumps, centrifugal pumps, and water softeners. Flint & Walling was established in 1866 and was previously owned by MASCO.

The Zoeller Company was founded in Louisville, Kentucky in 1939 by August Zoeller and sons to manufacture and market sump pumps through wholesale plumbing distributors. The Zoeller Company has grown over the past 65 years to its present position as a market leader, according to census bureau numbers appearing in the SSPMA (Sump and Sewage Pump Manufacturers Association) journal of 1996, which reports on manufacturing and sales results in the industry. The Company is one of the three major companies manufacturing and selling dewatering, sump, affluent and sewage pumps, accessories and systems in the United States, again according to said figures. The other two major competitors are Aurora Pump and F.E. Meyers Company, whose parents are large multi-national conglomerates. These and other competitors are listed at Question 3(c) below.

The Company manufactures and sells several lines of submersible and pedestal residential pumps, ranging from small 1/4 horse power dewatering and effluent pumps up to 75 horse power models. Company operations are conducted through 3 divisions (Zoeller Pump Company, HiLo Industries and Zoeller Engineered Products) and 2 wholly-owned subsidiaries (Lincoln Industries, Inc. and Flint & Walling, Inc.).

Zoeller Engineered Products manufactures and sells larger pumps, which compliment establish Zoeller Pump Company lines, and heavy duty pumps for commercial/industrial applications. These pumps range in horse power from 1 to 75.

Lincoln Industries, Inc., an Indiana corporation based in Booneville, Indiana, manufactures plastic component parts for use in the manufacture of pumps and other engineered products. About 90% of Lincoln's sales are used in Zoeller products.

Flint & Walling, Inc., an Indiana corporation based in Kendallville, Indiana, manufactures well pumps, centrifugal pumps, sump and sewage pumps, and water softeners. They are strong in the retail and rural areas. They have about 5% of the well pump industry. Residential pumps sold through Zoeller Pump Co., Flint & Walling, Star Water System and HiLo Industries represent over 90% of Company sales. Zoeller's 1/3 horse power submersible pump is the Company's largest volume product. Company management believes that Zoeller has approximately a 20% share of the U.S. residential pump market for effluent (sump pump) and sewage (septic tank) systems. Approximately 1/3 of the Company's business is effected directly by the new housing market and the number of housing starts. The balance of the Company's business is tied primarily to the replacement market and, therefore, is not effected directly by cyclical fluctuation housing starts (as discussed above in regard to risk factors).

Zoeller Company years ago developed a J.I.T. ("just-in-time") manufacturing program that has enabled us to control our cost and inventory and to meet our customers' delivery needs. We design our own state-of-the-art machinery and use purchased C.N.C. (computer-controlled metal cutting machines) machines to facilitate the manufacturing process. Our wide customer base (currently over 2,500 customers) has enabled us to serve several segments of the market in the last few years. These market segments include: (i) plumbing, heating and wholesale customers and companies; (ii) do-it-yourself hardware and home hardware centers; (iii) a commercial and municipal customers. During the last 15 years we have entered in to the D.I.Y. ("do-it-yourself") market and Engineered Product market to supplement our plumbing wholesale distribution, with the percentage of total company sales represented by these new markets being between 10 and 12%. All of these markets are served by using manufacturer's representatives to service individual accounts.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Zoeller Company's primary manufacturing facility is located on Old Millers Lane in Louisville, Kentucky. The Company owns 184,000 square foot plant with about 14.5 acres of land. Additionally, the Company leases warehouse space for finished product storage. The current customers of the Company include those that are currently in the on-site waste water market as well as those that are expanding their plumbing and related services into the on-site waste water market.

Manufacturing a quality pump has been a Company standard since its inception. The Company has consistently stressed quality and workmanship in all of its products. The Company manufactures most of its products from purchased raw materials consisting primarily of electrical motor parts, raw castings, molded parts, switches and related components. The Company purchases its raw materials from numerous

6

suppliers and management believes that other sources of supply are readily available. Approximately 75% of the Company's plastic components are purchased from its subsidiary, Lincoln Industries.

Zoeller Company and Flint & Walling have added several new products to their respective product line. This acquisition required outside financing of approximately $7.5 million. This debt has been paid off.

In addition to pumps, the Company manufactures and distributes control systems and other accessories including electrical and mechanical alternators, starters, switches and alarm systems. Zoeller also develops, manufactures, and sells a line of proprietary products for residential market place. The Company's "Qwik Jon" (for the professional market place) and "Power Flush" (for the do-it-yourself market place) products have enjoyed much success since their introduction in the late 1980's. These products ease the installation of toilets in basements. Another proprietary product, HomeGuard, a water-powered back-up pump system, was successfully introduced to the professional and DIY market places in 1995.

Historically, Zoeller's pure research and development expenses have been minimal. We expect that as our customers grow and expand that they will need further refinements to the current products supplied to them by the Company. Currently, the Company's market is served by existing Company products and refinements to such, on a customer by customer basis appear to be the majority of research growth anticipated for the near future. Because the Zoeller Company wishes to meet the emerging needs of its customers and its market as described above, it is beginning a new program of pure research at its Louisville site. The expanding market for effluent pumps in the on-site (waste water) market has some potential, in the Company's view, for strong growth in the future, depending upon small refinements in the current technology in the Company's pumping systems.

The Company is not dependent on any one supplier for raw materials or energy in the production of its pump products.

(c) **Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.**

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

The industry in which the Company is selling and expects to sell its products and services is the Sump Pump industry within North America. This market is rather stable because most of the units are used in basements, and building code requirements have set the pattern for the product for several years. However, as building code requirements change, and multiple pumps are utilized, as well as having the industry create other uses for these pumps. In particular, as discussed above, in regard to the new on-site research program at the Zoeller Company, construction has recently sought alternatives to sewers in the on-site (waste water) market. The Company already supplies many products to the building and construction industry and as that industry grows and seeks new waste water pumping products and technologies, the Company will be prepared to make refinements to its current products.

The major competitors to the Company in its current North American market are Pentair and Tecumseh Company. These and other, smaller, competitors are described below.

7

A. Pentair, Inc. is a diversified industrial manufacturer operating in three segments: Tools, water and enclosures. The water manufactures and market essential products for the transport, storage and treatment of water and wastewater and generates approximately 35% of total revenues.

B. Flowserve Corporation develops and manufactures precision-engineered flow control equipment for critical service applications where high reliability is required. The flow control system components it produces include pumps, valves and mechanical seals. The Company's products and services are used in several industries, including, but not limited to, the petroleum, chemical, power generation, water treatment and general industrial industries. Flowserve conducts its operations through three business segments: Flowserve Pump Division (FPD), Flow Solutions and Flow Control Division (FCD).

C. Gorman-Rupp Company: manufactures pumps. This company produces liquid handling pumps with capacities of 1 to 200 gallons per minute. Gorman's pumps are used in construction, waste handing, petroleum moving, air craft refueling, fire fighting and irrigation applications in the United States and Canada. This company also produces related equipment, including valves and motors.

D. ITT Industries, Inc. is a global multi-industry company engaged, directly and through its subsidiaries, in the design and manufacture of a wide range of engineered products and the provision of related services. The Company has four principal business segments. Fluid Technology is engaged in the design, development, production, sale and after-sale support of products, systems and services used to move, measure and manage fluids. Defense Electronics and Services develops, manufactures and supports high-technology electronic systems and components, and provides communications systems and engineering and applied research. Motion and Flow Control comprises a group of units operating in the motion control and flow control market segments. Electronic Components develops and manufactures connectors, interconnects, cable assemblies, switches, key pads, multi-function grips, panel switch assemblies, dome arrays, input/output card kits and LAN (local area network) components.

E. Tecumseh Products Company is an independent, global manufacturer of hermetic compressors for air conditioning and refrigeration products, gasoline engines and power train components for lawn and garden applications and a variety of pump products. In addition, as of December 30, 2002, due to the acquisition of the FASCO Motors Group, the Company also manufactures fractional horsepower electric motors and related products for a range of residential and commercial applications. Its products are sold in countries worldwide. With the acquisition of FASCO, Tecumseh groups its products into four principal market segments: Compressor Products, Electrical Components, Engine and Power Train Products and Pump Products.

F. Crane Co. is a diversified manufacturer of engineered industrial products. The Aerospace Segment consists of ELDEC, Hydro-Aire/Lear Romec, Interpoint, General Technology Corporation and Resistoflex-Aerospace. The Engineered Materials Segment consists of Kemlite and Polyflon. The Merchandising Systems Segment has two operating units, Crane Merchandising Systems and National Rejectors, Inc. GmbH. The Fluid Handling Segment consists of the Crane Valves, Crane Valves-U.K., Valve Services, Crane Pumps & Systems, Crane Environmental, Crane Supply businesses and Resistoflex-Industrial Products. The Controls Segment consists of Barksdale and Azonix/Dynalco.

G. Met-Pro Corporation manufactures and sells product recovery/pollution control equipment for purification of air and liquids, and fluid handling equipment for corrosive, abrasive and high-temperature liquids. The Company, which operates through 10 divisions and five wholly owned subsidiaries, markets and sells its products worldwide primarily in industrial markets. The Product Recovery/Pollution Control Equipment segment is composed of seven divisions and/or subsidiaries of the Company: Flex-Kleen Division, Stiles-Kem Division, Pristine Hydrochemical Inc., Sethco Division, Strobic Air Corporation, Duall Division and Systems Division. The Fluid Handling Equipment segment is composed of four divisions and/or subsidiaries of the Company: Mefiag, Keystone Filter Division, Dean Pump Division and Fybroc Division.

H. Robbins & Myers, Inc. is a designer, manufacturer and marketer of highly engineered, application-critical equipment and systems for the pharmaceutical, energy and industrial markets worldwide. The Company's Pharmaceutical segment includes the Reactor Systems business, which manufactures and markets primary processing equipment and engineered systems, and the Romaco business, which designs and markets secondary processing, dosing, filling, printing and security equipment. The Energy segment designs, manufactures and markets equipment and systems used in oil and gas exploration and recovery. The Industrial segment consists of the Company's Moyno, Tarby, Chemineer and Edlon businesses, which design, manufacture and market products that are used in specialty chemical, wastewater treatment and a variety of other industrial applications.

Seven of the eight companies are larger than Zoeller Company, with mean sales of approximately $1,878,425,000. Zoeller's net sales in 2003 were approximately $106,000,000 for the year ended December 31, 2003.

The Company's current competition with these and smaller competitors remains amicable due to the size and diversity of the market to which they all supply pumping equipment of many different sorts.

In regard to the global market to which the Company's products are addressed, 97% of such is within North America and 3% is in other countries within the hemisphere and abroad.

The competitive strength of the Company in its current market is the quality of its product and its excellent service reputation and delivery process. Because of the age of the Company and its experience in producing pumping hardware, the quality of Zoeller Company pumps is known throughout its market place. A combination of its price and quality of its product to value to its customers.

Although the market is highly price sensitive, Zoeller's long history of quality products made of cast iron and the best service in the industry allows us to be a market leader. The Company is not the sole source for these products, but its experience in producing such and the fact that the total product is produced in one plant lend not only to easier quality controls but also avoid the pricing impact of shipping parts for additional assembly among several manufacturing sights.

Note: **Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.**

(d) **Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort, which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.**

The Company's products are marketed nationally by independent manufacturer's representatives. These are non-employee, commission salesmen. Some of the representatives, primarily on the West Coast, are stocking representatives that operate on a consignment basis. Foreign sales (beyond North America) represent less than 3% of sales.

Residential pumps are marketed through two primary distribution channels. The "Zoeller" brand name products are distributed through plumbing wholesalers to the professional market place. Zoeller added a retail line of pumps under the HiLo name in 1983 and the Star brand name was picked up in 2000 with the acquisition of Flint & Walling to serve the do-it-yourself market. The HiLo and Star products,

which are similar in price and quality to the "Zoeller" and Star products, are marketed in retail distribution chains, primarily do-it-yourself retailers. HiLo and Star Water System sales represent about 10% of total sales.

Well pumps are sold through two primary distribution channels. The "Flint & Walling" brand name products are distributed through plumbing wholesalers. The "Star" brand is distributed through the retail market.

The Company markets through independent manufacturing representatives. The network of independent manufacturing representatives, in turn, utilizes placement of advertisements for Company products in industry catalogs as well as relying upon calls to Company customers in regard to servicing existing products and supplying additional needs of customers. The markets focused on are the Company's core plumbing/heating wholesale customers, mass marketers, and home hardware centers. Industrial customers are also a focus of the manufacturers representative network. Compensation for the manufacturers' representative utilized by the Company is purely on a commission's basis.

The Company's product development and supply forecast are based upon internal assessment of customer needs and are sensitive to the feedback of customers received both directly and through the marketing representative's network. No recent market study has been completed by the Company, other than an overview in late 1996 of prospects for the future.

The breadth and diversity of the Company's customers have resulted in the Company not having any major customer, based upon existing orders, which would constitute 20% or more of the Company's sales at any time. Distribution of products is based upon an as-needed order structure from the customers with no long standing, major supply contract with any one customer.

(e) **State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.**

As of ___7 / __01__ / _04__ $ 0
   (a recent date)

As of ___7 / __01__ / _03__ $ 0
   (one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

(f) **State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.**

LOCATION	PRESENT	NEXT 12 MONTHS
Louisville Admin./other	94	96
F&W Admin./other	56	57
Indiana Admin./other	20	20
Total Corporate Admin./other	170	173

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Louisville Plant	191	191
F&W Plant	79	79
Indiana Plant	53	53
Total Corporate Plant	323	323

The increases in employees at the Louisville locations are subject to collective bargaining, as well as 191 of the employees in the Corporate Plant. The current collective bargaining agreements expire on December 1, 2005.

The plant workers who are union employees continue to have good relations with the Company.

No supplemental benefit programs or incentive arrangements are in place for employees other than the bonuses and profit sharing plan currently in place.

(g) **Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties that Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.**

Zoeller Company owns its own pump manufacturing facility in Louisville, Kentucky on approximately 14.5 acres in a light industrial zone, on Old Miller Lane (facility is approximately 184,000 square feet).

The Company's current equipment used in manufacturing of its products consists of machine tools for fabricating the products and for warehousing of said products prior to sale. The Company employs no lease equipment in its manufacturing. The machinery consists of standard metal fabrication, cutting and assembly operational equipment and ancillary equipment for warehousing and handling of manufactured products.

Zoeller Company, through its subsidiary Lincoln Industries, owns its facility in Booneville, Indiana which consists of a 30,000 square foot manufacturing facility located on an approximately 6 acre site.

Zoeller Company, through its subsidiary Flint & Walling, Inc., bought the plant, office and property on 7/07/04 in Kendallville, Indiana, which consists of an approximate 180,000 square foot manufacturing facility.

The Company continues to research the possibilities of acquiring other companies or additional property or equipment.

(h) **Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.**

Although patents do not play a major role in our industry, quality, uniqueness, and innovation do. Historically our Research and Development expenses have been minimal, however we expect, under a new program of pure research, that the R&D expenses for the Company will increase slightly. The new research facility has been completed at the Louisville location at a cost of approximately $500,000.

R&D expenditures for 2003 by the Company were less than 1% of gross sales - approximately $411,000. It is anticipated that an increase in R&D expenditures up to approximately 1.5% to 2% of gross sales (approximately $1,000,000 to $1,250,000) will occur within the next several years.

(i) **If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effect upon the Company.**

No such material regulation.

(j) **State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.**

The Zoeller Company has two wholly owned subsidiaries, Lincoln Industries, a plastic molding facility, located in Booneville, Indiana and Flint & Walling, a pump manufacturing company, Kendallville, Indiana. Lincoln's sales are approximately 5% of the Company's consolidated sales, and are made up of approximately 15% outside sales to other companies and 85% to the Company (in the form of parts used in Company product lines). Lincoln's sales results are included in the Company's consolidated financial statements. Flint & Walling sales are approximately 27% of Zoeller Company consolidated sales. Purchase was finalized October 2, 2000.

(k) **Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).**

Since 1995, the Zoeller Company has made three asset acquisitions, the HomeGuard Pump Company, in November 1995 for approximately $240,000, Aquanot in January 1998 for approximately $1,500,000 and Flint & Walling, Inc. in October 2000 for approximately $15,000,000. The source of funds for HomeGuard was a no interest debt obligation from the former owner of Home Guard that was paid through payment of $40,000 upon purchase and $40,000 per year for 5 years. The source of funds for Aquanot was a 5 year debt obligation from the former owner of Aquanot that was paid through payments over 5 years. The Flint & Walling acquisition required approximately a $7.5 million dollar, five-year-term, debt obligation.

At the end of 1996 Zoeller Company undertook to: (i) retire Class B stock in existence at that time and (ii) implement a stock dividend plan through which every owner of one share of Class A voting stock would receive two shares of Class Z (non-voting) stock. The reason for the retirement of the Class B stock was that it had a repurchase preference associated with it that was no longer needed. Classes A and B were initially created when a change in ownership within the family necessitated that certain stockholders have a right to sell their shares back to the Company in certain circumstances. By 1996 the necessity for the difference in voting shares in regard to resale preference was no longer needed.

The stock dividend which also was undertaken at the end of 1996 is described elsewhere in this document. The stock dividend was not undertaken in anticipation of this offering. It was determined at the end of 1996 that a second class of stock which would not have voting rights would be advantageous to the Company in regard to spreading ownership of shares to other parties and allowing greater creativity in estate planning for owners of Class A securities.

On January 1, 2004, the Company implemented a 2 for 1 stock split for shareholders of record on that date.

The company will always consider possible strategic alliances or acquisitions where it feels, that it needs to broaden product appeal and strengthen its product mix. The Company, generally, supports long term diversification into other related market areas involving pumping products.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the event which in managements, opinion must or should occur or the milestones which in management☐s opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Not applicable - Zoeller Company profitable during last fiscal year.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Not applicable - Zoeller Company profitable during last fiscal year.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?
(If losses, show in parenthesis.)   Total Shares = 3,981,445

Total $ 9,870,541 [$ 2.48 per share]

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share = 8.06 (total shares = 3,981,445)
Net After-Tax Earnings Last Year (price/earnings
Per Share multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$ 38,630,570 ($ 9.70 per share) [Figures as of 12/31/03]

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

Not applicable – The Company has not sold any securities during the last 12 months.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: ___n/a___%
If the minimum is sold: ___n/a___%

(b) **What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)**

If the maximum is sold: _____n/a_____
If the minimum is sold: _____n/a_____ *

*Same as above, share number will not change.

Note: *After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.*

USE OF PROCEEDS

9. (a) **The following table sets forth the use of the proceeds from this offering:**

The Zoeller Company will receive no proceeds from this offering. This Continuous or Delayed Regulation A filing was initiated to provide the affiliates of the Company listed in Item 1(g) of Part I with the opportunity to sell their individual shares of Zoeller stock.

(b) **If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column □If Maximum Sold□ will be used.**

Not applicable.

Note: **After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.**

10. (a) **If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.**

Not applicable.

(b) **If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.**

Not applicable.

(c) **If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.**

14

Not applicable.

(d) **If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:**

Not applicable - no amount will be used to reimburse any officer, director, employee or stockholder.

11. **Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.**

The Zoeller Company does not have or anticipate any cash flow problems. The Company has no sign of trade payables that have not been paid and the Company is not subject to any unsatisfied judgments.

12. **Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.**

Not applicable.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. **Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:**

	Amount Outstanding as of: 12/31/03 (date)	As Adjusted Minimum	Maximum
Debt:			
Short-term debt (average interest rate 9.5 %)	$ 0	$_____	$_____
Long-term debt (average interest rate 9.5 %)	$ 300,000	$_____	$_____
Total debt	$ 300,000	$_____	$_____
Stockholders equity (deficit):			
Preferred stock - par or stated value (by class of preferred in order of preferences)			
_____	$_____	$_____	$_____
_____	$_____	$_____	$_____
_____	$_____	$_____	$_____
Common stock - par or stated value	$_____	$ 578,843	$ 578,843
Additional paid in capital	$_____	$_____	$_____
Retained earnings (deficit)	$39,522,255	$39,522,255	$39,522,255
Total stockholders equity (deficit)	$40,101,098	$	
Total Capitalization	$40,401,098	$	
_____	$_____	$_____	$_____

Number of preferred shares authorized to be outstanding: No preferred stock issued.

Number of common shares authorized: 3,000,000 voting Class A common shares and 17,000,000 non-voting Class Z common shares. **Par or stated value per share, if any:** $ no par value.

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: ____-0-____ **shares.**

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

Common Stock - Non-voting (Class Z) (in indicated amounts) may be sold by affiliated shareholders named below:

The shareholders potentially offering shares under this Regulation A filing, the number of shares that they may offer and the total price thereof are listed below:

NAME (Affiliates, Control Group not listed)	Securities that may be sold under Reg. A		Proposed Sales Price @ $20.00	
	Class A	Class Z	Class A	Class Z
1. Larry Burke	0	$ 1,000	0	$ 20,000
2. Thomas Dunham	0	1,000	0	20,000
3. John Zoeller	0	4,654	0	93,080
4. Sharon M. & Gregory A. Dueffert	0	10,000	0	200,000
5. Mike Babrowski	0	160	0	3,200
6. Dale Dodrill	0	1,000	0	20,000
7. Barr Schuler	0	500	0	10,000
8. Mitchell H. Palmer	0	800	0	16,000
9. Bruce Zoeller	0	3,012	0	60,240
10. Raymond Zoeller	0	10,000	0	200,000
11. Robert F. & Clara Zoeller	0	42,874	0	857,480
Grand Total	0	$ 75,000	0	$1,500,000

15. These securities have:

	Class Z
Cumulative Voting Rights	No Voting Rights
Other Special Voting Rights	None
Preemptive rights to purchase in new issues of shares from their class	Yes*
Preference as to dividends or interest	None
Preference upon liquidation	None

*The Articles of Incorporation of the Company provide that shareholders of Class A shares shall have preemptive rights in regard to the issuance of additional Class A shares and Class Z shareholders shall have the preemptive right in regard to issuance additional of Class Z shares. If the Company decides to issue additional shares of Class A or Class Z stock, the current shareholders of those classes will be provided a fair and reasonable opportunity to exercise a right to acquire proportional amounts of the new issue of said shares of whichever class of securities they currently own, in proportion to their current ownership in said class. In regard to exercise of the preemptive right by either a Class A shareholder or a Class Z shareholder, any such exercise is subject to the approval of a majority vote of the holders of that class of shares. This preemptive right means that current owners of shares of

either class will keep their pro rata ownership status, unless they determine to sell. Possibility change in control of the Company is lessened.

A shareholder can, of course, waive his preemptive right by written notification to the Company. The preemptive rights granted to shareholders of each class do not cover shares issued as compensation to directors, officers, agents or employees of the corporation or shares issued to satisfy option rights which may be created to provide compensation to directors, officers, agents or employees or in the case of shares sold otherwise than for money (as provided in Section 271B.6-300 of the Kentucky Revised Statutes.

16. Are the securities convertible?   [ ] Yes [x] No

    If so, state conversion price or formula.
    Date when conversion become effective: _____/___/
    Date when conversion expires: _____/___/

17. (a) If securities are notes or other types of debt securities:

    Not Applicable - the securities are not notes or other types of debt securities.

    (1) What is the interest rate? _____%
        If interest rate is variable or multiple rates, describe: __N/A

    (2) What is the maturity date? ___/___/
        If serial maturity dates, describe: __N/A

    (3) Is there a mandatory sinking fund?   [ ] Yes [ ] No
        Describe: __N/A

    (4) Is there a trust indenture?   [ ] Yes [x] No
        Name, address and telephone number of Trustee

    (5) Are the securities callable or subject to redemption?   [ ] Yes [ ] No
        Describe, including redemption prices: __N/A

    (6) Are the securities collateralized by real or personal property?   [ ] Yes [ ] No Describe:__N/A

    (7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. N/A

    How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $_N/A

    How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $ N/A

    How much indebtedness is junior (subordinated) to the securities? $__N/A

  (b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. Earnings mean pretax income from continuing operations plus fixed charges and capitalized interest. Fixed charges means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities. N/A - the securities are not notes or other types of debt securities.

		Actual	Pro Forma	
			Minimum	Maximum
"Earnings"	=	N/A	_____	_____
"Fixed Charges"				
If no earnings show "Fixed Charges" only		_____	_____	_____

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the coverage of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

Not applicable.

18. **If securities are Preference or Preferred stock:** Not applicable - securities offered are not preference or preferred stock.

Are unpaid dividends cumulative?   [ ] Yes [x] No
Are securities callable?   [ ] Yes [x] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. **If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:** None.

20. **Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):** $23,982,702 (Constituting the retained earnings of the Company which will be available of dividends when, and if, declared, after subtracting short and long term deficit of $15,539,551.)

PLAN OF DISTRIBUTION

Due to the fact that the Zoeller Company will receive no proceeds from this filing or the subsequent sale of any of the securities offered by certain shareholders, there is no plan of distribution. The intention of this filing is to allow any of the listed affiliates of the Company (see Question 14), who wishes to sell his or her individually owned stock in the Zoeller Company to sell such under the Regulation A filing, pursuant to the requirements of Regulation A. Each such shareholder will notify Zoeller Company before he or she utilizes this Regulation A filing exemption. Each shareholder will either identify a third party purchaser and the number of such securities to be sold or indicate to the Company the number of securities he or she has informed with a broker other administrative agent (or placed with them) for potential sale

21. **The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:** Not Applicable.

Name: _____   Name: _____
Address: _____   Address: _____

Telephone No.: ( )_____   Telephone No.: ( )_____

22. **Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under**

18

the securities laws. (Finders are persons who are compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)   Not applicable.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.   Not applicable.

   Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be appropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made: Not applicable. Sale is being made by individual shareholders listed in Question 14.

   Name: _____   Name: _____
   Address: _____   Address: _____

   Telephone No.:   ( )_____   Telephone No.:   ( )_____

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

   This Regulation A filing is solely for resale of Company securities by affiliates of the Company, as listed above at Question 14. It is not directed at a specific group of purchasers to the Company's knowledge.

   Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [x] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

      Not applicable - no escrow agent.

   (b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

      Not applicable.

   Will interest on proceeds during escrow period be paid to investors? [ ] Yes [x] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

      There will be no resale restrictions on the securities offered hereunder.

   Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

   A. Dividends Paid 1998-2003:

DESCRIPTION		OUTSTANDING SHARES	DECLARED DIVIDEND/SHARES	TOTAL PAID	TYPE OF DIVIDEND	
					REG	SPEC
1998	FIRST QUARTER	3,110,686	0.05	155,534.30	0.05	0.00
	SECOND QUARTER	3,110,686	0.05	155,534.30	0.05	0.00
	THIRD QUARTER	3,110,686	0.05	155,534.30	0.05	0.00
	FOURTH QUARTER	4,147,410	0.30	1,244,223.00	0.04	0.26
1999	FIRST QUARTER	4,147,410	0.05	207,370.50	0.05	0.00
	SECOND QUARTER	4,147,410	0.05	207,370.50	0.05	0.00
	THIRD QUARTER	4,147,410	0.05	207.370.50	0.05	0.00
	FOURTH QUARTER	4,147,410	0.21	870,956.10	0.05	0.16
2000	FIRST QUARTER	4,147,410	0.06	248,844.60	0.06	0.00
	SECOND QUARTER	4,147,410	0.06	248,844.60	0.06	0.00
	THIRD QUARTER	4,147,410	0.06	248,844.60	0.06	0.00
	FOURTH QUARTER	4,147,410	0.29	1,202,748.90	0.06	0.26
2001	FIRST QUARTER	4,147,410	0.07	290,318.70	0.07	0.00
	SECOND QUARTER	4,147,410	0.07	290,318.70	0.07	0.00
	THIRD QUARTER	4,147,410	0.07	290,318.70	0.07	0.00
	FOURTH QUARTER	4,147,410	0.38	1,576,510.80	0.07	0.31
2002	FIRST QUARTER	4,147,410	0.08	331,792.80	0.08	0.00
	SECOND QUARTER	4,147,410	0.08	331,792.80	0.08	0.00
	THIRD QUARTER	4,147,410	0.08	331,792.80	0.08	0.00
	FOURTH QUARTER	4,147,410	0.345	1,430,856.45	0.08	0.345
2003	FIRST QUARTER	4,147,410	0.09	373,266.90	0.09	0.00
	SECOND QUARTER	4,147,410	0.09	373,266.90	0.09	0.00
	THIRD QUARTER	3,981,445	0.09	358,330.05	0.09	0.00
	FOURTH QUARTER	3,981,445	0.55	2,189,794.75	0.09	0.460
				$16,971,122		

B. Tender Offer: Company Tender Offer effective September 1, 2003, resulted in 1,858 shares of Class A and 164,107 shares of Class Z being purchased from shareholders (all shareholders were solicited). Total value of tender offer was $3,817,195 ($23.00 per share).

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: <u>C.E.O. /President</u>

Name: <u>John A. Zoeller</u>   Age: <u>47</u>

Office Street Address: Telephone No.: (502)<u>778-2731</u>
<u>3649 Cane Run Road., Lou., KY 40211-1961</u>

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

1-A pg.043

Zoeller Company Secretary since 1982, Director since 1982; Zoeller Company Operations Coordination Manager.

Education (degrees, schools, and dates): University of Louisville (BA (1979)), Licensed Professional Engineer (1982).

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

30. **Chief Financial Officer:** Title: Vice President, Controller

Name: Edward Grant Age: 58

Office Street Address: Telephone No.: (502) 778-2731 (ext. 8206)
3649 Cane Run Rd., Lou., KY 40211-1961

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Controller for Zoeller Company since 1978.

Education (degrees, schools, and dates): BA University of South 1967, MBA University of Kentucky 1969.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time: Full time.

31. **Other Key Personnel:**

(A) Name: Gregory A. Dueffert Age: 57

Title: Vice President/Secretary/Treasurer

Office Street Address: Telephone No.: (502) 778-2731
3649 Cane Run Rd., Lou., KY 40211-1961

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Assistant Secretary in 1987.

Education (degrees, schools, and dates):

BS in Engineering Management/Mechanical Engineering University of Louisville – 1975.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

32. **Number of Directors:** 9 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

33. **Information concerning outside or other Directors (i.e. those not described above):**

1-A pg.044

(A) Name: Sharon M. Dueffert   Age: 49

Title: Director

Office Street Address: Telephone No.: (502) 778-2731
3649 Cane Run Rd., Lou., KY 40211-1961

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Mrs. Dueffert graduated with honors from University of Louisville, May 1981 with a Bachelor of Science of Commerce Degree. Mrs. Dueffert's major is in Marketing. She has worked for Zoeller thirteen years in a variety of areas. She has also served on the Board of Directors for Holy Cross High School for six years, two of which she was Chairman. She has also been a Girl Scout leader for eight years.

(B)   Name: Mitchell H. Palmer   Age: 51

Title: Chairman of Board of Directors

Office Street Address: Telephone No.: (502) 778-2731
3649 Cane Run Rd., Lou., KY 40211-1961

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Mr. Palmer is a Certified Public Accountant and is Secretary and Treasurer of Eminence Speaker Corporation, a manufacturer of loudspeakers. Prior to his joining Eminence Speaker in 1993, he had been in public accounting for 19 years. Mr. Palmer received a Bachelor of Science degree in Accounting from Murray State University in 1973. He currently serves on the Board of Directors of the Louisville Advanced Technology Council and the Kentucky Technology Service.

(C) Name: Barr Schuler   Age: 62

Title: Director

Office Street Address: Telephone No.: (502) 778-2731
3649 Cane Run Rd., Lou., Ky., 40211-1961

Name of employees, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Mr. Schuler is retired from Thomas Industries, Inc. after 32 years of service. Mr. Schuler served as Vice President and Treasurer, Chief Financial Officer, and Senior Vice President Corporate Development and Acquisitions. He has been on the Board of Directors of Jefferson Banking Company since 1994. He is a graduate of Xavier University with a B.S.B.A. degree.

(D) Name: Thomas E. Dunham   Age: 62

Title: Director

Office Street Address: Telephone No.: (502) 778-2731
3649 Cane Run Rd., Lou., Ky., 40211-1961

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Mr. Dunham is retired from General Electric after serving for 31 years in various capacities including researc engineering, manufacturing and general business management. His most recent position was Vice President of GE Medical Systems Service Business for the America. Tom currently serves on the boards of several privately he corporations. He received a Bachelor of Arts Degree from Ohio Wesleyan University in 1963, Bachelor of Metallurgic Engineering in 1968 and Ph.D. in Metallurgy in 1968 from Ohio State University.

(E) Name: Larry W Burke   **Age:** 64

     Title: Board of Director

     Office Street Address: **Telephone No.:** (502) 778-2731
     3649 Cane Run Rd., Lou., KY 40211-1961

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities

Education (degrees, schools, and dates):

Mr. Burke is retired from the 3M Corporation following its acquisition of Robinson Nugent, Inc., headquarters in Ne Albany, In. Positions help during 21 years of employment at Robinson Nugent included VP Engineering, Executive VP ar 11 years as President and CEO. He also worked for General Electric for 17 years. Community service includes pa membership on boards of U of L Speed Scientific School, IU Southeast, Rauch Inc., Junior Achievement of Kentuckian and Heritage Bank of Jeffersonville. Mr. Burke holds a Bachelors and Masters degree in Mechanical Engineering fro Purdue University.

(F) Name: Bruce E. Zoeller   **Age:** 50

     Title: Director

     Office Street Address: **Telephone No.:** (502) 778-2731
     3649 Cane Run Rd., Lou., KY 40211-1961

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities

Education (degrees, schools, and dates):

Mr. Zoeller is the President of D.P. Specialists, Inc., a firm providing custom programming and computer support local companies for eight and one-half years. He completed a B.S. degree in Business Computer Technology in 1985 University of Louisville Speed School. Bruce is a member of two business advisory groups in Louisville.

(G) Name: Raymond P. Zoeller   **Age:** 35

     Title: Director/Assistant Secretary/ Assistant Treasurer

     Office Street Address: **Telephone No.:** (502) 778-2731
     3649 Cane Run Rd., Lou., KY 40211-1961

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities

Education (degrees, schools, and dates):

Mr. Zoeller, a graduate of University of Louisville Business School, majored in Finance. He is currently working as New Product Manager for Zoeller Company. He has served on the Board since 1989 and has worked at the Company sinc 1992 in several different departments.

(H) Name: <u>Dale W. Dodrill</u>   Age: <u>61</u>

    Title: <u>Director</u>

    Office Street Address: Telephone No.: (502)<u>778-2731</u>
    <u>3649 Cane Run Rd., Lou., KY 40211-1961</u>

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

    Mr. Dodrill was the past president of Thomas Transportation Group, Inc. which is a startup flatbed freight service. Prior to joining Thomas Transportation Group, he was Chairman, President and C.E.O. of American Synthetic Rubber Corporation, where he was employed for 17 years. Mr. Dodrill received his MSIE from West Virginia University in 1968 and his BSIE from West Virginia University in 1966.

34 (a) **Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?**
                         [ ] Yes [x] No Explain:

    (b) **<u>None</u> of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry.**

    (c) **The Company is currently operating.**

    (d) **None of the Company's key personnel are consultants or other independent contractors.**

    (e) **If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.   <u>Not applicable</u>.**

35. **If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.   <u>Not applicable</u>.**

    Note: **After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.**

PRINCIPAL STOCKHOLDERS

36. **Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.**

Record Owners of 10% or more of any class of Zoeller Company Equity Securities*
07/15/04

Name	Class A Stock #	Class A Stock %	Class Z Stock #	Class Z Stock %	Total Stock #	Total Stock %
Clara W Zoeller Trustee of CWZ Revc Trust dated 5/29/96*	118,549	7.98	334,549	5.17	453,098	5.70
Robert F. Zoeller Trustee of RFZ Revc Trust Dated 5/29/96*	245,603	16.52	295,844	4.58	541,447	6.81
Zoeller Family Business, LLC**	242,025	16.28	243,359	3.76	485,384	6.10

Beneficial Owners of 10% or more of any class of Zoeller Company Equity Securities (as of 7/15/04)*

Name	Class A Stock #	Class A Stock %	Class Z Stock #	Class Z Stock %	Total Stock #	Total Stock %
Clara W Zoeller Trustee of CWZ Revc Trust dated 5/29/96*	118,549	7.98	334,549	5.17	453,098	5.70
Robert F. Zoeller Trustee of RFZ Revc Trust Dated 5/29/96*	245,603	16.52	295,844	4.58	541,447	6.81
Zoeller Family Business, LLC**	242,025	16.28	243,359	3.76	485,384	6.10

*Although figures on the CWZ Revc Trust set forth above show ownership under 10%, the fact that R.F. Zoeller and C.W. Zoeller are married may be deemed to create a sufficient control factor so as to result in influence by either or both on the combined shares (or some portion thereof).

**Bruce Zoeller and Raymond Zoeller, each a Director of the Company, may be deemed to beneficially own the 485,384 shares owned by the Zoeller Family Business, LLC by virtue of being members of such entity. Each of Bruce Zoeller and Raymond Zoeller disclaim ownership of all said 485,384 shares.

As to these owners:
Office Street Address: 3649 Cane Run Rd., Lou., KY 40211-1961
Telephone No.: (502) 778-2731
Principal occupation: Retired

37. **Number of shares beneficially owned by Officers and Directors as a group (including the controlled group of each; i.e. stocks owned by spouses and minor children):**
    Before offering: __843,070__ shares (10.6 % of total outstanding)
    After offering: a) Assuming minimum securities sold: _____ shares (__% of total outstanding)
    b) Assuming maximum securities sold: 813,880 shares (10.2% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

38. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.
    1. Robert F. Zoeller - Principal Stockholder (retired President and CEO) - Father
    2. Clara W. Zoeller - Principal Stockholder - Mother
    3. Bruce E. Zoeller - Director - Son/Brother
    4. Sharon Zoeller Dueffert - Director - Daughter/Sister
    5. John A. Zoeller - Director and CEO - Son/Brother

1-A pg.048

6. Raymond P. Zoeller – Director –Assistant Secretary - Son/Brother
7. Gregory A. Dueffert - Vice President/Secretary - Son-in-Law/Brother-in-Law

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Not applicable.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.   Not applicable.

39. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Payroll W2	Mileage W2	Total W2's
John Zoeller	255,937.09	877.94	256,815.03
Greg Dueffert	164,250.06	1,170.46	165,420.52
Ken Zoeller	190,823.00	695.12	191,518.12
Ed Grant	142,273.02	2,100.64	144,373.66
Mike Babrowski	165,938.52	2,005.07	167,943.59
Frank Bailey	143,049.98	949.50	143,999.48
Raymond Zoeller Company	54,247.37		

(b) If remuneration is expected to change or has been unpaid in prior years, explain: No change expected.

(c) If any employment agreements exist or are contemplated, describe: No Employment Agreements exist or are contemplated.

40. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __No__ shares (__0__% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: None.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: ____0____ shares. None.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.   None.

41. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination: No arrangement of this nature with key personnel.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

42. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.   No such material litigation.

FEDERAL TAX ASPECTS

43. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor. *The Company is not an S corporation.*

        Name of Tax Advisor: _____

        Address: _____

        Telephone No.:   ( )___-_____

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

44 Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. None.

FINANCIAL STATEMENTS

45. The 2002 and 2003 audited financial statements are attached.

MANAGEMENTS DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

46. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes. Not applicable.

47. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

    The acquisition of Flint & Walling, finalized October 2, 2000, will broaden Zoeller Company's line of products into the potable water industry. The earnings per share have gone up over the past twelve months and we expect it to continue going up.

    There are no current changes in the underlying economics of the industry.

48. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ___38___%. What is the anticipated gross margin for next year of operations? Approximately ___38___%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

49. Foreign sales as a percent of total sales for the last fiscal year:___2.4___%. Domestic government sales as a percent of total domestic sales for last fiscal year: ___.5___%. Explain the nature of these sales, including any anticipated changes:

    Products sold to foreign purchasers are consistent with domestic products. It is not anticipated that any significant changes will occur in regard to foreign sales or domestic government sales.

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

(1) Balance Sheet - as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year. (Attached at page 29 (including 17 pages))

(2) Statements of income, cash flows, and other stockholders equity - for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above. (Attached as pages 29-46)

(3) Financial Statements of Businesses Acquired or to be Acquired. Not applicable.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of _____ Louisville _____, State of ___ Kentucky ___, on _____, 20 _04_ .

(Issuer) __Zoeller Company__

By (Signature and Title) _____

John A. Zoeller, CEO /President

This offering statement has been signed by the following persons in the capacities and on the dates indicated:

Edward Grant, Vice President/Controller

Mike Babrowski, Vice President/Sales

Raymond P. Zoeller, Director/Assistant Secretary

Robert E. Zoeller

Mitchell H. Palmer, Chairman of Board of Directors

Clara W. Zoeller Trust

Sharon Dueffert, Director

Larry Burke, Director

Dale W. Dodrill, Director

Bar Schuler, Director

Bruce E. Zoeller, Director

Thomas Dunham, Director

FINANCIAL STATEMENTS

29



John D. Reynolds
United States
Securities and Exchange Commission
Washington, D.C. 40549

P.O. Box 16347
Louisville, Kentucky 40256-0347
(502) 778-2731 • 1 (800) 928-PUMP
FAX: (502) 774-3624
http://www.zoeller.com

The financial results for the third quarter 2004 reflect record levels of sales and earnings. The company continues its' development efforts at Flint & Walling and the on-site market. Also, the company continues to search for viable acquisition candidates. The company is developing internal systems improvements which should streamline our corporate activities. These efforts will be a short term drain on corporate profitability.

The pertinent financial statistics in comparison with 2003 are as follows:

Actual sales versus prior sales	8.34%
Actual profit versus prior profit	10.06%

The attached schedules summarized the results for the third quarter of 2004.

Schedule I. Balance Sheet
Schedule II. Income Statement
Schedule III. Working capital review. This schedule reflects the changes in accumulated working capital resulting from operations for the period from January 1, 2004 through September 30, 2004. This schedule also indicates which balance sheet classifications were affected by the changes.

The liquidity of the company remains sound. The amount of long term corporate debt is minimal. It is the policy of the company to grow with accumulated working capital as opposed to dependence on debt financing.

The period from the third quarter, 2000 to the third quarter, 2004 has been a period of sustained growth. The sales have grown at a compounded rate of 19.0% and profits have grown at a rate of 18.8%. I think the future of the company is bright as we develop new markets and search for potential acquisition candidates.

In the opinion of management, all adjustments necessary for a accurate presentation of results for the interim period are included and reflected in the above schedules. The included adjustments are normal in nature. No non-recurring type adjustments are included.

Zoeller Company

Edward Grant
Controller

1-A pg.053

Reg A Quarterly Financial Statement/bhl/Dec 2004

Manufacturers of . . . `Zo` "QUALITY PUMPS SINCE 1939"

Corporate Offices
3649 Cane Run Road • Louisville, KY 40211-1961

SCHEDULE I

ZOELLER COMPANY CONSOLIDATED
BALANCE SHEET
THIRD QUARTER-2004

DESCRIPTION	09/30/04 FYE 12/31/04 ACTUAL	09/30/03 FYE 12/31/03 ACTUAL	09/30/02 FYE 12/31/02 ACTUAL	09/30/01 FYE 12/31/01 ACTUAL	09/30/00 FYE 12/31/00 ACTUAL
CASH	300.0	300.0	300.0	300.0	300.0
TEMPORARY INVESTMENTS	18,526.8	13,363.5	10,202.2	5,950.3	7,622.9
RECEIVABLES	16,352.2	15,169.7	13,124.2	11,472.4	7,771.3
INVENTORY	15,194.6	12,674.2	13,477.4	14,473.8	6,167.9
PREPAIDS	115.4	167.9	311.4	156.6	103.4
FIXED ASSETS	9,260.5	8,274.5	8,891.8	8,946.6	7,045.9
OTHER ASSETS	2,765.8	2,450.3	2,449.9	2,426.9	5,794.1
TOTAL ASSETS	62,515.3	52,400.1	48,756.9	43,726.6	34,805.5
	=========	=========	==========	==========	=========
CURRENT LIABILITIES	16,261.7	13,119.6	12,341.5	10,817.4	7,258.6
LONG-TERM LIABILITIES	555.6	0.0	0.0	953.0	490.0
COMMON STOCK	578.1	578.8	603.0	603.0	603.0
RETAINED EARNINGS	36,090.4	30,497.8	29,074.8	25,729.9	21,917.5
1999 INCOME					
2000 INCOME					$4,536.4
2001 INCOME				$5,623.30	
2002 INCOME			$6,737.6		
2003 INCOME		8,203.9			
2004 INCOME	9,029.5				
TOTAL LIABILITIES & EQUITY	62,515.3	52,400.1	48,756.9	43,726.6	34,805.5
	=========	=========	==========	==========	=========
RATIO ANALYSIS					
CURRENT RATIO	3.105	3.177	3.032	2.991	3.026
QUICK RATIO	2.170	2.211	1.940	1.653	2.176
DEBT RATIO	0.269	0.250	0.253	0.269	0.223

note: results include flint & walling activity

	ZOELLER COMPANY CONSOLIDATED						
SCHEDULE III	WORKING CAPITAL REVIEW						
	1/1/04 THRU 9/30/04						
WORKING CAPITAL							AMOUNT
12/31/03 CURRENT ASSETS LESS CURRENT LIABILITIES						$	$29,596,228
($44,835,780	LESS	$15,239,552	)				
6/30/04 CURRENT ASSETS LESS CURRENT LIABILITIEs						$	$34,227,266
($50,488,971	LESS	$16,261,705	)				
INCREASE/(DECREASE) IN WORKING CAPITAL						$	$4,631,038
							===============
WORKING CAPITAL WAS PROVIDED FROM:							
OPERATIONS							
NET INCOME						$	$9,029,503
PROVISION FOR DEPRECIATION						$	$1,223,562
LOSS(GAIN)ON SALE OF EQUIPMENT						$	($12,150)
TOTAL FROM OPERATIONS						$	$10,240,915
PROCEEDS FROM SALE OF EQUIPMENT\OTHER FIXED						$	$127,800
PROCEEDS FROM SALE OF CLASS A & C STOCK						$	$0
INCREASE OF LONG-TERM LIABILITIES						$	$255,627
TOTAL WORKING CAPITAL PROVIDED						$	$10,624,342
WORKING CAPITAL WAS USED FOR:							
ADDITIONS TO PLANT,PROPERTY,EQUIPMENT						$	$2,010,370
CASH DIVIDEND DECLARED						$	$3,280,661
INCREASE/(DECREASE) IN CASH VALUE OF INS/TAX DEFERRALS/OTHER						$	$550,322
RETIREMENT OF CLASS A,CLASS B,CLASS C,CLASS Z STOCK						$	$151,951
REDUCTION OF LONG-TERM OBLIGATIONS						$	$0
TOTAL WORKING CAPITAL USED						$	$5,993,304
INCREASE/(DECREASE) IN WORKING CAPITAL						$	$4,631,038
							===============
CHANGES IN COMPONENTS OF WORKING CAPITAL							
INCREASE/(DECREASE) IN CURRENT ASSETS							
CASH AND SHORT-TERM INVESTMENTS						$	$1,981,324
ACCOUNTS RECEIVABLE						$	$5,508,585
INVENTORY						$	($1,819,567)
PREPAID EXPENSES						$	($17,152)
INCREASE/(DECREASE) IN CURRENT ASSETS						$	$5,653,191
INCREASE/(DECREASE) IN CURRENT LIABILITIES							
NOTES PAYABLE						$	$0
TRADE ACCOUNTS PAYABLE						$	($63,525)
DIVIDENDS PAYABLE						$	$295,574
PAYROLL,PAYROLL TAX,AND OTHER LIABILITIES						$	$230,481
EMPLYOEE BONUS & PROFIT SHARING CONTRIBUTIONS						$	$117,709
INCOME TAXES PAYABLE						$	$441,914
MORTGAGE NOTE DUE CURRENT YEAR						$	$0
INCREASE/(DECREASE) IN CURRENT LIABILITIES						$	$1,022,153
INCREASE/(DECREASE) IN WORKING CAPITAL						$	$4,631,038
							===============

SCHEDULE II

ZOELLER COMPANY CONSOLIDATED
INCOME STATEMENT
THIRD QUARTER-2004

DESCRIPTION	ACTUAL 2000 DOLLARS	PERCENT	ACTUAL 2001 DOLLARS	PERCENT	ACTUAL 2002 DOLLARS	PERCENT	ACTUAL 2003 DOLLARS	PERCENT	ACTUAL 2004 DOLLARS	PERCENT	BUDGET 2004 DOLLARS	PERCENT	ESTIMATED NORMAL
SALES	48,460.6	100.00%	76,359.4	100.00%	79,912.9	100.00%	89,687.3	100.00%	97,164.9	100.00%	89,512.4	100.00%	100.00%
LESS:DISCOUNTS/REBATES	2,451.3	5.06%	3,295.7	4.32%	3,583.3	4.48%	4,451.6	4.96%	4,912.1	5.06%	4,275.3	4.78%	4.85%
LESS:FREIGHT	1,002.8	2.07%	1,536.4	2.01%	1,530.8	1.92%	1,699.5	1.89%	1,779.8	1.83%	1,768.6	1.98%	2.00%
REDUCTIONS FROM SALES	3,454.1	7.13%	4,832.1	6.33%	5,114.1	6.40%	6,151.1	6.86%	6,691.9	6.89%	6,043.9	6.75%	6.85%
NET SALES	45,006.5	92.87%	71,527.3	93.67%	74,798.8	93.60%	83,536.2	93.14%	90,473.0	93.11%	83,468.5	93.25%	93.15%
DIRECT MATERIAL	19,595.8	40.44%	33,671.4	44.10%	34,018.2	42.57%	38,207.8	42.60%	40,741.9	41.93%	37,548.7	41.95%	42.75%
DIRECT LABOR	2,588.3	5.34%	3,806.5	4.98%	4,262.3	5.33%	4,604.6	5.13%	5,063.6	5.21%	4,671.6	5.22%	5.05%
INDIRECT LABOR	2,506.0	5.17%	4,463.2	5.84%	4,659.1	5.83%	4,805.2	5.36%	5,097.3	5.25%	4,826.5	5.39%	5.45%
INDIRECT EXPENSES	3,038.9	6.27%	6,145.9	8.05%	6,467.9	8.09%	6,742.4	7.52%	7,403.8	7.62%	6,871.7	7.68%	7.55%
FACTORY COST	27,729.0	57.22%	48,087.0	62.97%	49,407.5	61.83%	54,360.0	60.61%	58,306.6	60.01%	53,918.5	60.24%	60.80%
GROSS PROFIT	17,277.5	35.65%	23,440.3	30.70%	25,391.3	31.77%	29,176.2	32.53%	32,166.4	33.10%	29,550.0	33.01%	32.35%
R&D SALARIES	169.8	0.35%	177.5	0.23%	181.4	0.23%	222.3	0.25%	273.6	0.28%	380.4	0.42%	0.25%
R&D EXPENSES	47.4	0.10%	67.8	0.09%	63.5	0.08%	70.0	0.08%	82.9	0.09%	114.2	0.13%	0.15%
COMMISSIONS	3,057.6	6.31%	3,893.1	5.10%	4,030.5	5.04%	4,647.6	5.18%	4,989.0	5.13%	4,708.7	5.26%	5.25%
MARKETING SALARIES	608.4	1.26%	1,242.5	1.63%	1,241.3	1.55%	1,269.9	1.42%	1,239.9	1.28%	1,266.3	1.41%	1.30%
MARKETING EXPENSES	986.6	2.04%	1,507.3	1.97%	1,672.3	2.09%	1,535.0	1.71%	1,654.4	1.70%	1,611.5	1.80%	1.85%
G & A SALARIES	806.7	1.66%	1,262.7	1.65%	1,321.6	1.65%	1,263.8	1.41%	1,248.0	1.28%	1,425.1	1.59%	1.55%
G & A EXPENSES	2,050.3	4.23%	3,701.6	4.85%	3,615.6	4.52%	3,907.7	4.36%	4,543.9	4.68%	3,906.3	4.36%	4.60%
TOTAL ADMINISTRATIVE	7,726.8	15.94%	11,852.5	15.52%	12,126.2	15.17%	12,916.3	14.40%	14,031.7	14.44%	13,412.5	14.98%	14.95%
PROFIT BEFORE BONUS/PS/RET	9,550.7	19.71%	11,587.8	15.18%	13,265.1	16.60%	16,259.9	18.13%	18,134.7	18.66%	16,137.5	18.03%	17.40%
BONUS/PS/RET	2,100.5	4.33%	2,478.4	3.25%	2,633.5	3.30%	3,356.2	3.74%	3,917.7	4.03%	3,145.0	3.51%	3.65%
PROFIT BEFORE TAX	7,450.2	15.37%	9,109.4	11.93%	10,631.6	13.30%	12,903.7	14.39%	14,217.0	14.63%	12,992.5	14.51%	13.75%
TAX ESTIMATE	2,913.8	6.01%	3,486.1	4.57%	3,894.0	4.87%	4,699.8	5.24%	5,187.5	5.34%	4,430.5	4.95%	4.98%
NET INCOME	4,536.4	9.36%	5,623.3	7.36%	6,737.6	8.43%	8,203.9	9.15%	9,029.5	9.29%	8,562.0	9.57%	8.77%
RATIO ANALYSIS													
GROSS PROFIT PERCENT		35.65%		30.70%		31.77%		32.53%		33.10%		33.01%	
ADMIN COSTS AS % OF SALES		15.94%		15.52%		15.17%		14.40%		14.44%		14.98%	
NET INCOME PERCENTAGE		9.36%		7.36%		8.43%		9.15%		9.29%		9.57%	
SALES GROWTH(VS PRIOR YR)	BASE		57.57%		4.65%		12.23%		8.34%				
PROFITABILITY GROWTH(VS PRIOR YR)	BASE		23.96%		19.82%		21.76%		10.06%				
COMPOUNDED GROWTH-SALES 2000-2004									19.00%				
COMPOUNDED GROWTH-PROFITS 2000-2004									18.78%				

note: results include flint & walling activity

25.15.11 Income Statement Comparative
Zoeller Co.

Date: ....
Time: 08:54:10

	ACTIVITY 01/01/04 TO 06/30/04	% OF INCOME	ACTIVITY 01/01/03 TO 06/30/03	% OF INCOME	VARIANCE
SALES					
GROSS SALES	64,578,421.74	99.8%	68,565,627.18	99.8%	6,012,794.76
DEDUCTIONS FROM SALES					
LESS:DISCOUNTS	1,358,215.93	2.1%	1,627,686.24	2.8%	269,470.31
LESS:FREIGHT OUT	1,173,665.49	1.8%	1,093,798.65	1.9%	-79,866.84
LESS:REBATES	1,779,155.21	2.8%	1,249,401.86	2.1%	-529,753.35
TOTAL DEDUCTIONS FROM SALES	4,311,036.63	6.7%	3,970,886.75	6.8%	-340,149.88
TOTAL NET SALES	60,267,385.31	93.2%	54,594,740.43	93.1%	5,672,644.88
MATERIAL					
NET PURCHASES	24,071,742.90	37.2%	23,598,049.21	40.2%	-473,693.69
FREIGHT-IN	406,383.50	.6%	364,314.16	.6%	-42,069.34
INVENTORY CHANGE	2,684,204.21	4.1%	956,182.87	1.6%	-1,678,021.34
TOTAL MATERIAL	27,112,330.61	41.9%	24,918,546.24	42.5%	-2,193,784.37
LABOR					
DIRECT LABOR-PROD.	3,272,390.86	5.1%	2,973,952.74	5.1%	-298,438.12
DIRECT LABOR-OTHER	39,278.23	.1%	30,765.29	.1%	-81,512.94
TOTAL LABOR	3,311,669.09	5.1%	3,004,718.03	5.1%	-306,951.06
INDIRECT EXPENSES					
SUPPORT LABOR-MANUF MGMT	348,528.87	.5%	337,977.49	.6%	-10,551.38
SUPPORT LABOR-SUPERVISN	424,677.78	.7%	420,579.55	.7%	-4,098.23
SUPPORT LABOR-MAINTENAN	499,240.73	.8%	460,766.47	.8%	-38,474.26
SUPPORT LABOR-ENGINEERNG	533,506.77	.8%	519,500.14	.9%	-14,006.63
SUPPORT LABOR-OTHER	888,470.04	1.4%	826,823.51	1.4%	-61,646.53
OTHER IND. LABOR-VAC,HOL.	672,861.20	1.0%	573,195.24	1.0%	-99,665.96
DEPRECIATION	672,841.32	1.0%	609,481.72	1.0%	-63,359.60
MATERIALS & SUPPLIES	974,885.24	1.5%	944,980.34	1.6%	-29,904.90
WARRANTY REPAIR & EXCHNG	776,630.40	1.2%	800,072.62	1.6%	24,442.22
PLANT INSURANCE	284,443.10	.4%	287,650.83	.5%	-161,792.27
PLANT EMP BENEFIT-TAX/BE	1,396,901.96	2.2%	1,245,365.89	2.1%	-150,536.07
UTILITIES-PLANT	324,688.61	.5%	325,354.50	.6%	665.89
PROPERTY TAXES & LICENSE	23,040.00	.0%	23,116.65	.6%	78.65
OTHER INDIRECT CHARGES	371,926.48	.6%	178,984.46	.3%	-192,942.02
TOTAL INDIRECT EXPENSES	8,190,642.50	12.7%	7,533,849.41	12.8%	-656,793.09
TOTAL COST OF GOODS SOLD	38,614,642.20	59.7%	35,457,113.68	60.4%	-3,157,528.52
TOTAL GROSS PROFIT	21,652,743.11	33.5%	19,137,626.75	32.6%	2,515,116.36
GENERAL EXPENSE					
RESEARCH & DEVELOPMENT					
R & D SALARIES	185,302.12	.3%	148,873.47	.3%	-36,428.65
R & D MATERIALS/OTHER	49,506.93	.1%	45,644.97	.1%	-3,861.96
TOTAL RESEARCH & DEVELOPMENT	234,809.05	.4%	194,518.44	.3%	-40,290.61

ZOELLER CO CONSOLIDATED   Zoeller Co.   Time: 08:46:45

	Balance as of 06/30/04	Balance as of 06/30/03	Variance
LIABILITIES & EQUITY			
LIABILITIES			
CURRENT LIABILITIES			
ACCOUNTS PAYABLE-TRADE	3,941,537.13	3,290,123.87	-651,413.26
CURRENT NOTES PAYABLE	0.00	0.00	0.00
DIVIDENDS PAYABLE	1,789,566.88	1,202,748.90	-586,817.98
ACCR'D INTEREST PAYABLE	0.00	0.00	0.00
ACCRUED BONUS/PROF SHARE	2,616,393.53	2,247,744.79	-368,648.74
ACCR'D PAYROLL,COMM,VAC	2,014,347.20	1,862,952.76	-151,394.44
ACCR'D PAYROLL TAX/DED	130,847.44	141,712.80	10,865.36
ACCRUED SALES TAX	1,738.28	1,964.83	226.55
ACCRUED WARRANTY REPAIRS	937,657.90	881,070.86	-56,587.04
MORTGAGE NOT-CURR YEAR	0.00	0.00	0.00
CORPORATE TAXES-FED/ST	1,132,935.60	1,229,410.13	96,474.53
INTERCOMPANY PAYABLE	0.00	0.00	0.00
TOTAL CURRENT LIABILITIES	12,565,023.96	10,857,728.94	-1,707,295.02
LONG-TERM LIABILITIES			
MORTGAGE/L-T NOTES P'BLE	300,000.00	0.00	-300,000.00
LESS:CURR PORTION OF L-T	0.00	0.00	0.00
TOTAL LONG-TERM LIABILITIES	300,000.00	0.00	-300,000.00
TOTAL LIABILITIES	12,865,023.96	10,857,728.94	-2,007,295.02
STOCKHOLDERS EQUITY			
COMMON STOCK-A ISSUE	108,062.36	216,359.64	108,297.28
COMMON STOCK-Z ISSUE	470,957.17	386,415.50	-93,441.67
PREFERRED STOCK	0.00	0.00	0.00
CAPITAL SURPLUS	0.00	0.00	0.00
LESS: TREASURY STOCK	0.00	0.00	0.00
MEMBERS' CAPITAL	37,183,814.47	35,163,420.13	-2,020,394.34
RETAINED EARNINGS	6,043,150.10	5,415,590.75	-627,559.35
PERIOD Y-T-D NET INCOME	0.00	0.00	0.00
TOTAL STOCKHOLDERS EQUITY	43,805,984.10	41,181,986.02	-2,623,998.08
TOTAL LIABILITIES & EQUITY	56,670,108.06	52,039,714.96	-4,630,393.10

End of Report

ZOELLER CO CONSOLIDATED

Zoeller Co.   Time: 09:44:38

	Balance as of 06/30/04	Balance as of 06/30/03	Variance
ASSETS			
CURRENT ASSETS			
CASH	6,120,711.25	7,206,889.70	-1,086,178.45
ACCOUNTS RECEIVABLE			
TRADE RECEIVABLES	15,483,539.09	14,082,690.99	1,400,848.10
OTHER RECEIVABLES	93,017.08	110,450.85	-17,433.77
TOTAL ACCOUNTS RECEIVABLE	15,576,556.17	14,193,141.84	1,383,414.33
NOTES RECV & SECURITIES	9,040,724.40	5,597,969.21	3,442,755.19
INTEREST RECEIVABLE	0.00	0.00	0.00
INTERCOMPANY RECEIVABLE	0.00	0.00	0.00
INVENTORY			
RAW MATERIAL INVENTORY	5,391,872.11	5,124,309.66	267,562.45
WORK-IN-PROCESS INV	2,503,430.34	2,548,807.54	-45,377.20
FINISHED GOODS INVENTORY	7,409,068.09	7,063,968.94	345,099.15
LIFO RESERVE ADJUSTMENT	(815,943.55)	(820,898.71)	4,955.16
TOTAL INVENTORY	14,488,427.01	13,916,187.45	572,239.56
PREPAID EXPENSES			
PREPAID INSURANCE	10,626.66	70,280.51	-59,653.85
PREPAID CORP. TAX/OTHER	91,750.16	114,151.54	-22,401.38
TOTAL PREPAID EXPENSES	102,376.82	184,432.05	-82,055.23
TOTAL CURRENT ASSETS	45,328,795.65	41,098,620.25	4,230,175.40
FIXED ASSETS			
LAND	329,254.85	329,254.85	0.00
BUILDINGS & IMPROVEMENTS	7,306,205.50	6,902,895.30	403,310.25
MACHINERY & EQUIPMENT	10,097,365.98	9,169,772.85	927,593.13
OFFICE EQUIPMENT	2,709,503.87	2,045,309.54	664,194.33
VEHICLES	398,335.98	362,507.55	35,828.43
LESS:ACCUM. DEPRECIATION	(11,889,264.92)	(10,415,437.02)	-1,473,827.90
TOTAL FIXED ASSETS	8,951,401.31	8,394,303.07	557,098.24
OTHER INVESTMENTS/ASSETS			
GOODWILL	1,470,538.06	1,470,538.06	0.00
LONG-TRM INV\ZPC\LLC\ZMC	468,374.49	0.00	468,374.49
INVEST. IN SUBSIDIARIES	0.00	0.00	0.00
OTHER INVESTMENTS	444,998.55	779,726.55	-334,728.00
DEFERRED TAXES RECV.	6,000.00	296,527.03	-290,527.03
SUSPENSE/ADVANCES/MISC			
TOTAL OTHER INVESTMENTS/ASSETS	2,389,911.10	2,546,791.64	-156,880.54
TOTAL ASSETS	56,670,108.06	52,039,714.96	4,630,393.10

Zoeller Co.

Time: 08:54:28

	ACTIVITY 01/01/04 TO 06/30/04	% OF INCOME	ACTIVITY 01/01/03 TO 06/30/03	% OF INCOME	VARIANCE
COMMISSIONS					
COMMISSIONS TO REPS	3,264,559.45	5.0%	3,038,251.13	5.2%	226,308.32
BONUS TO REPS	0.00	.0%	0.00	.0%	0.00
TOTAL COMMISSIONS	3,264,559.45	5.0%	3,038,251.13	5.2%	226,308.32
MARKETING EXPENSES					
SALES SALARIES	823,636.06	1.3%	843,296.73	1.4%	-19,658.67
ADVERTISING	523,635.44	.8%	455,743.89	.8%	67,891.55
ROAD EXP & PROMO TRAVEL	223,676.83	.3%	226,833.42	.4%	-3,156.59
CATALOGS	159,103.41	.2%	175,685.43	.3%	17,582.02
BROKERAGE FEE (CANADIAN)	0.00	.0%	0.00	.0%	0.00
OTHER SELLING EXPENSES	228,281.30	.4%	138,524.46	.2%	-89,756.84
TOTAL MARKETING EXPENSES	1,957,335.04	3.0%	1,839,083.92	3.1%	-118,251.12
TOTAL GENERAL EXPENSE	5,454,703.54	8.4%	5,071,853.49	8.6%	-384,850.05
ADMINISTRATIVE /OTHER					
ADMINISTRATIVE EXPENSE					
EXECUTIVE SALARIES	298,875.00	.5%	313,032.88	.5%	14,157.88
ACCOUNTING SALARIES	293,481.82	.5%	262,499.47	.4%	-30,982.35
DATA PROCESSING SALARIES	123,736.55	.2%	148,190.55	.3%	24,454.00
GEN OFFICE SAL & OTHER	129,114.62	.2%	123,460.20	.2%	-5,654.42
OFFICE SUPPLIES	224,117.95	.3%	195,841.66	.3%	-28,276.29
UTILITIES	37,234.38	.1%	24,589.51	.0%	-12,644.87
TELEPHONE & TELEGRAPH	60,746.57	.1%	57,256.49	.1%	-3,490.08
DONATIONS	279,710.00	.4%	220,050.00	.4%	-59,660.00
DEPREC.-BLDG, OFF.EQ, FT	126,341.74	.2%	130,205.17	.2%	3,863.43
AMORTIZATION,GOODWILL	0.00	.0%	0.00	.0%	0.00
PROFFESSIONAL SERV&CONTR	661,224.60	1.0%	350,987.68	.6%	-310,236.92
OFF EMP BENEFIT-TAX/INSR	773,213.41	1.2%	750,197.69	1.3%	-23,015.72
INSURANCE & CLAIMS-OFFIC	569,785.21	.9%	472,277.37	.8%	-97,507.84
DUES & SUBSCRIPTIONS	52,921.27	.1%	23,369.94	.0%	-29,551.33
TRAVEL	89,029.02	.1%	52,011.85	.1%	-37,017.17
INTEREST	0.00	.0%	13,413.98	.1%	13,413.98
OTHER GEN & ADM EXPENSES	412,961.45	.6%	343,887.59	.6%	-69,073.86
TOTAL ADMINISTRATIVE EXPENSE	4,132,493.59	6.4%	3,481,272.03	5.9%	-651,221.56
OTHER INCOME					
INTEREST INCOME	42,516.52	.1%	44,608.92	.1%	-2,092.40
RENTAL PROPERTY INCOME	13,880.00	.0%	9,984.80	.0%	3,895.20
MISCELLANEOUS	25,513.10	.0%	133,423.04	.2%	-107,909.94
TOTAL OTHER INCOME	81,909.62	.1%	188,016.76	.3%	-106,107.14
OTHER EXPENSE					
RENTAL PROPERTY EXPENSE	280.00	.0%	488.20	.0%	208.20
TOTAL OTHER EXPENSE	280.00	.0%	488.20	.0%	208.20
TOTAL ADMINISTRATIVE /OTHER	4,050,863.97	6.3%	3,293,743.47	5.6%	-757,120.50
TOTAL PROFIT/(LOSS)-OPERATIONS	12,145,175.60	18.8%	10,772,029.79	18.4%	1,373,145.81
BONUS & PROFIT SHARING					

Zoeller Co.   Time: 08:54:43

	ACTIVITY 01/01/04 TO 06/30/04	% OF INCOME	ACTIVITY 01/01/03 TO 06/30/03	% OF INCOME	VARIANCE
EXECUTIVE BONUS	527,103.74	.8%	481,847.32	.8%	-45,256.42
GENERAL BONUS	1,294,989.61	2.0%	1,011,329.69	1.7%	-283,659.92
RETIREMENT	506,452.19	.8%	468,333.12	.8%	-38,119.07
PROFIT SHARING PLAN	287,847.99	.4%	286,234.66	.5%	-1,613.33
TOTAL BONUS & PROFIT SHARING	2,616,393.53	4.0%	2,247,744.79	3.8%	-368,648.74
TOTAL NET P/L BEFORE TAXES	9,528,782.07	14.7%	8,524,285.00	14.5%	1,004,497.07
PROVISION FOR INCOME TAX					
FEDERAL TAXES	3,296,806.47	5.1%	2,946,245.46	5.0%	-350,561.01
STATE TAXES	188,825.50	.3%	162,448.79	.3%	-26,376.71
OTHER TAXES	0.00	.0%	0.00	.0%	0.00
TOTAL PROVISION FOR INCOME TAX	3,485,631.97	5.4%	3,108,694.25	5.3%	-376,937.72
TOTAL NET PROFIT (LOSS)	6,043,150.10	9.3%	5,415,590.75	9.2%	627,559.35

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2003 and 2002

CONTENTS



Deming, Malone, Livesay & Ostroff
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Zoeller Company
Louisville, Kentucky

We have audited the accompanying consolidated balance sheets of Zoeller Company and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, retained earnings, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zoeller Company and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deming, Malone, Livesay & Ostroff

Louisville, Kentucky
February 13, 2004

9300 Shelbyville Road • Suite 1100 • Louisville. Kentucky 40222-5187 • Phone: (502) 426-9660 •

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
CURRENT LIABILITIES		
Accounts payable	$ 5,290,518	$ 3,434,390
Dividends payable	2,189,795	1,762,649
Payroll, payroll taxes and related liabilities	1,981,695	1,881,358
Employee bonuses and profit-sharing accruals (Note 7)	3,800,000	3,126,000
Accrued warranty expense	976,161	859,629
Income taxes payable (Notes 1 and 6)	600,000	600,000
Total current liabilities	14,838,169	11,664,026
LONG-TERM DEBT (Note 5)	300,000	-
DEFERRED TAX LIABILITY (Notes 1 and 6)	489,000	67,000
COMMITMENTS AND CONTINGENCIES (Notes 6, 7, 8 and 9)		
STOCKHOLDERS' EQUITY (Notes 8 and 10)		
Common stock A, without par value, 1,500,000 shares authorized; 1,486,474 shares issued and outstanding for 2003 and 1,488,332 shares issued and outstanding for 2002	216,089	216,360
Common stock Z, without par value, 18,500,000 shares authorized; 2,494,971 shares issued and outstanding for 2003 and 2,659,078 shares issued and outstanding for 2002	362,754	386,615
Retained earnings	39,522,255	36,739,437
	40,101,098	37,342,412
Total liabilities and stockholders' equity	$55,728,267	$49,073,438

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2003 and 2002

	2003	2002
Gross sales	$ 114,414,427	$ 101,587,354
Less freight, discounts, allowances and rebates	8,217,288	6,934,481
Net sales	106,197,139	94,652,873
Cost of goods sold	69,740,938	63,310,645
Gross profit	36,456,201	31,342,228
Expenses:		
Selling, general and administrative	21,236,093	19,014,141
Interest	-	22,985
	21,236,093	19,037,126
Operating income	15,220,108	12,305,102
Other income (expense), net	385,332	(73,007)
Income before income taxes	15,605,440	12,232,095
Provision for income taxes (Notes 1 and 6)	5,734,899	4,049,045
Net income (Note 1)	$ 9,870,541	$ 8,183,050

See Notes to Consolidated Financial Statements.

3

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Years Ended December 31, 2003 and 2002

Balance at December 31, 2001	$ 31,314,414
Net income	8,183,050
Cash dividends declared (66 ½ cents/share)	(2,758,027)
Balance at December 31, 2002	36,739,437
Net income	9,870,541
Common stock purchased	(3,793,064)
Cash dividends declared (82 cents/share)	(3,294,659)
Balance at December 31, 2003	$ 39,522,255

See Notes to Consolidated Financial Statements.

4

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Cash received from customers	$ 105,167,153	$ 94,467,784
Cash paid to suppliers and employees	(88,730,333)	(80,510,749)
Interest paid	(13,492)	(22,985)
Income taxes paid	(5,399,899)	(4,071,508)
Net cash provided by operating activities	11,023,429	9,862,542
Cash flows from investing activities:		
Purchases of property, plant and equipment	(1,568,053)	(1,265,068)
Proceeds from sale of property, plant and equipment	66,671	20,144
Purchases of short-term investments	(5,325,625)	(4,925,355)
Proceeds from sale of short-term investments	2,000,000	1,066,820
Net cash used in investing activities	(4,827,007)	(5,103,459)
Cash flows from financing activities:		
Proceeds from long-term debt	300,000	-
Payments on long-term debt	-	(256,605)
Purchase of common stock	(3,817,196)	-
Dividends paid	(2,867,513)	(2,571,394)
Net cash used in financing activities	(6,384,709)	(2,827,999)
Net increase (decrease) in cash and cash equivalents	(188,287)	1,931,084
Cash and cash equivalents at beginning of year	6,043,518	4,112,434
Cash and cash equivalents at end of year	$ 5,855,231	$ 6,043,518

NONCASH INVESTING ACTIVITIES:

During 2002, a building owned by Lincoln Industries, Inc. was donated to a charitable organization. The net book value of the building at the time of the donation was $52,051.

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003 and 2002

	2003	2002
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net income	$ 9,870,541	$ 8,183,050
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation	1,470,184	1,451,560
Gain on sale of equipment	(114)	263,938
Donation of building	-	52,051
Deferred income tax benefit	335,000	19,000
Interest on short-term investments	(130,892)	(130,970)
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	(1,224,207)	(181,598)
Note receivable-related party	(324,267)	
Inventories	(2,145,854)	(424,484)
Cash surrender value of life insurance	296,527	(26,336)
Increase (decrease) in:		
Accounts payable	1,856,128	257,359
Payroll, payroll taxes and related liabilities	100,337	111,655
Employee bonuses and profit-sharing accruals	674,000	351,000
Accrued warranty expense	116,532	(22,220)
Other	129,514	(41,463)
Total adjustments	1,152,888	1,679,492
Net cash provided by operating activities	$ 11,023,429	$ 9,862,542

See Notes to Consolidated Financial Statements.

6

ZOELLER COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business:

Zoeller Company and subsidiaries are engaged in a single line of business consisting of manufacturing and selling of pumps on a nationwide basis, primarily to wholesalers.

Summary of significant accounting policies:

Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Zoeller Company and its wholly-owned subsidiaries, Zoeller Pump Company, LLC, Zoeller Management Company, Lincoln Industries, Inc., and Flint & Walling, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Short-term investments:

Short-term investments include a money market fund and certificates of deposit with maturities of greater than three months. Short-term investments are reported at market value with interest income reported in operations as earned.

7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable:

The Company considers its accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

The Company does not require collateral or other security on accounts receivable. The credit risk on these accounts is controlled through credit approvals, limits and monitoring procedures.

Inventories:

Inventories are stated at the lower of cost or market. Approximately 48 percent of inventories are valued using the LIFO (last-in, first-out) method. Cost for the balance of the inventories is determined using the FIFO method.

Property, plant and equipment:

Property, plant and equipment include improvements that significantly add to productive capacity or extend useful lives. Depreciation is provided primarily on the straight-line method over the estimated useful lives of the assets as follows:

	Years
Buildings and improvements	15 – 35
Machinery and equipment	5 – 10
Office equipment	5 – 10
Transportation equipment	3 – 5

Goodwill

Effective January 1, 2002, the Company adopted FASB Statement No. 142, "Goodwill and Other Intangible Assets" and, under this statement, did not amortize goodwill because in management's opinion there was no impairment of its value. For income tax purposes, goodwill continues to be amortized over 15 years.

8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Research and development:

Research and development costs, which aggregated $411,077 and $344,146 in 2003 and 2002, respectively, are charged to expense as incurred.

Income taxes:

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Statement of cash flows:

For purposes of the statements of cash flows, the Company considers all short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Note 2. Inventories

Inventories consist of the following:

	2003	2002
Raw materials	$ 5,520,378	$ 5,067,311
Work-in-process	2,735,862	2,490,496
Finished goods	9,560,797	8,109,362
	17,817,037	15,667,169
LIFO reserve	(802,867)	(798,853)
	$17,014,170	$14,868,316

9

Note 3. Note Receivable – Related Party

On August 26, 2003, an insurance policy on the life of Robert F. Zoeller was sold at the cash surrender value on that date, $324,267, to Mr. Zoeller by receipt of a signed promissory note. The promissory note is payable in three equal installments on June 1, of 2004, 2005, and 2006 plus accrued interest and is secured by the life insurance policy.

Note 4. Other Assets

Other assets consist of the following at December 31:

	2003	2002
Goodwill, less accumulated amortization (Note 1)	$1,470,538	$1,470,538
Note receivable-related party (Note 3)	216,178	-
Cash surrender value of life insurance (Note 3)	-	296,527
Other	181,776	-
	$1,868,492	$1,767,065

Note 5. Long-Term Debt

On October 8, 2003, Zoeller Company entered into an agreement with the City of Kendallville, Indiana, in which $300,000 was loaned to Zoeller Company as an incentive to keep the operations of its wholly-owned subsidiary, Flint & Walling, Inc. in Kendallville. If Flint & Walling, Inc. remains in Kendallville for a period of ten (10) years, the loan will be considered paid in full.

Note 6. Provision for Income Taxes

The provision for income taxes consists of the following:

	2003	2002
Current:		
Federal	$5,007,990	$3,953,277
State and local	392,181	76,768
Deferred	334,728	19,000
	$5,734,899	$4,049,045

10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the statutory federal rate and the effective rate follows:

	2003	2002
Federal statutory rates	34.0%	34.0%
Increase (decrease) in taxes resulting from:		
State income taxes, net of federal income tax benefit	2.7	2.7
Reduction of prior years' overaccrual of federal, state and local income taxes	_-_	(3.6)
	36.7%	33.1%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2003 and 2002 are presented below:

	2003	2002
Deferred tax assets:		
Accrued self insurance	$ 181,153	$146,401
Accrued vacation	349,805	339,849
Accrued warranties and other	348,899	310,731
Deferred compensation	54,224	49,645
Total gross deferred tax assets	934,081	846,626
Less valuation allowance	_-_	_-_
Net deferred tax assets	934,081	846,626
Deferred tax liabilities:		
Plant and equipment differences in depreciation	401,014	22,593
Amortization of goodwill	88,067	44,033
Net deferred tax liabilities	489,081	66,626
Net deferred tax asset	$ 445,000	$780,000
Classified as follows:		
Current deferred tax asset	$ 934,000	$847,000
Noncurrent deferred tax liability	(489,000)	(67,000)
Net deferred tax asset	$ 445,000	$780,000

11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

No valuation allowance for deferred tax assets was required as of December 31, 2003 and 2002. The realization of deferred tax assets is dependent upon the Company generating future taxable income when temporary differences become deductible. Based upon historical and projected levels of taxable income, management believes it is more likely than not the Company will realize the benefits of the deductible differences.

Note 7.   Pension and Profit-Sharing Plans

The Company has pension and profit-sharing plans covering union and nonunion employees who meet minimum age and service requirements.

The pension plan for union employees is a defined benefit plan. The Company makes annual contributions to the plan equal to the maximum amount deductible for income tax purposes. Contributions to the plan were $226,939 for 2003 and $147,832 for 2002. The obligations and related assets of the plan are not significant due to the freezing of benefits and new participants in 1994 and 1995, respectively.

Pension and profit-sharing contributions for nonunion employees are determined at the discretion of the Board of Directors. Pension and profit-sharing expenses were $1,173,963 and $1,108,903 for 2003 and 2002, respectively. In addition, the Company contributes to a 401(k) plan for participating union employees. Such expenses were $57,918 and $54,690 for 2003 and 2002, respectively.

Note 8.   Stockholders' Equity

Each class of common stock is subject to the terms of an agreement which establishes, for that class of stock, the price and terms under which the Company would or must sell or buy the shares. Beginning in 1990, the Company employed an independent appraisal firm to determine the price per share to be paid under the terms of this agreement.

Class A shares, which are without par value, do not have to be offered to the Company prior to outside sale.

Note 9.   Commitments and Contingencies

At December 31, 2003, various product liability and other claims arising in the ordinary course of business were pending. In the opinion of management, such matters will be resolved in the Company's favor or are adequately covered by insurance and no material loss to the Company will result.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company leased a building and land under a noncancellable operating lease during 2003. Rent expense for 2003 was $262,750. As of December 31, 2003, the Company has entered into an agreement to purchase this building and land with an anticipated closing date of the first quarter of 2004.

The Company has cash accounts insured by the Federal Deposit Insurance Corporation up to $100,000. At most times, the Company's cash balances are in excess of insured amounts.

Note 10.   Subsequent Event

On January 1, 2004, the Company recognized a 2 for 1 stock split for shareholders of record on that date.



Deming, Malone, Livesay & Ostroff
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholders
Zoeller Company

Our report on our audits of the basic financial statements of Zoeller Company and Subsidiaries appears on page 1. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following financial information on pages 15 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deming, Malone, Livesay & Ostroff

Louisville, Kentucky
February 13, 2004

9300 Shelbyville Road • Suite 1100 • Louisville, Kentucky 40222-5187 • Phone: (502) 426-9660 • Fax: (502) 425-0883

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED SCHEDULES OF INCOME
Years Ended December 31, 2003 and 2002

	2003	2002	Percent to Sales 2003	Percent to Sales 2002
Gross sales	$ 114,414,427	$101,587,354	100.0	100.0
Less freight, discounts, allowances and rebates	8,217,288	6,934,481	7.2	6.8
Net sales	106,197,139	94,652,873	92.8	93.2
Cost of goods sold	69,740,938	63,310,645	61.0	62.3
Gross profit	36,456,201	31,342,228	31.8	30.9
Expenses:				
Selling, general and administrative	21,236,093	19,014,141	18.6	18.7
Interest	-	22,985	-	0.0
	21,236,093	19,037,126	18.6	18.7
Operating income	15,220,108	12,305,102	13.2	12.2
Other income (expense), net	385,332	(73,007)	0.3	(0.1)
Income before income taxes	15,605,440	12,232,095	13.5	12.1
Provision for income taxes	5,734,899	4,049,045	5.0	4.0
Net income	$ 9,870,541	$ 8,183,050	8.5	8.1

15

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED SCHEDULES OF COST OF GOODS SOLD AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Years Ended December 31, 2003 and 2002

	2003	2002	Percent to Sales 2003	Percent to Sales 2002
Cost of goods sold:				
Purchases, including freight	$ 49,692,299	$ 43,063,454	43.4	42.4
Direct labor	6,213,221	5,687,762	5.4	5.6
Manufacturing expenses:				
Indirect labor	5,235,725	5,043,868	4.6	5.0
Vacations and holidays	1,337,276	1,196,918	1.2	1.2
Other employee benefits	3,286,686	2,502,472	2.9	2.5
Materials and supplies	1,867,019	1,980,934	1.6	1.9
Repairs, exchanges and warranties	1,736,874	1,533,128	1.5	1.5
Insurance	411,382	455,522	0.4	0.4
Utilities	622,008	591,030	0.5	0.6
Depreciation	1,218,052	1,143,926	1.1	1.1
Other	266,250	536,113	0.2	0.5
Total manufacturing expenses	15,981,272	14,983,911	14.0	14.7
Change in inventories:				
Beginning inventories	14,868,316	14,443,834	13.0	14.2
Ending inventories	(17,014,170)	(14,868,316)	(14.9)	(14.6)
	(2,145,854)	(424,482)	(1.9)	(0.4)
Total	$ 69,740,938	$ 63,310,645	60.9	62.3
Selling, general and administrative expenses:				
Selling:				
Sales commissions	$ 6,056,868	$ 5,194,152	5.3	5.1
Salaries – sales	1,364,104	1,338,851	1.2	1.3
Salaries - research and development	312,090	247,405	0.3	0.2
Research and development	98,987	96,741	0.1	0.1
Advertising and promotion	1,561,586	1,584,486	1.4	1.6
Other	619,867	648,783	0.5	0.6
	10,013,502	9,110,418	8.8	8.9

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED SCHEDULES OF COST OF GOODS SOLD AND
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Years Ended December 31, 2003 and 2002

	2003	2002	Percent to sales 2003	2002
General and administrative:				
Salaries and wages	$ 1,817,591	$ 1,908,491	1.6	1.9
Profit sharing and deferred compensation	3,800,000	3,126,000	3.3	3.1
Payroll taxes	566,295	540,314	0.5	0.5
Hospitalization	1,035,682	1,009,120	0.9	1.0
Office supplies	349,934	329,030	0.3	0.3
Utilities	56,322	47,983	0.0	0.0
Telephone	118,922	109,671	0.1	0.1
Donations	447,116	493,815	0.4	0.5
Depreciation	252,132	307,634	0.2	0.3
Professional services	733,157	507,924	0.7	0.5
Insurance	610,683	582,923	0.5	0.6
Travel	167,020	116,314	0.2	0.1
Bad debt expenses, less recoveries				
($19,554 in 2003 and $12,451 in 2002)	408,610	77,651	0.3	0.1
Other	859,127	746,853	0.8	0.7
	11,222,591	9,903,723	9.9	9.7
Total	$21,236,093	$ 19,014,141	18.7	18.6

17

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Years Ended December 31, 2002 and 2001

CONTENTS



Deming, Malone, Livesay & Ostroff
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Zoeller Company
Louisville, Kentucky

We have audited the accompanying consolidated balance sheets of Zoeller Company and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, retained earnings, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zoeller Company and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deming, Malone, Livesay & Ostroff

Louisville, Kentucky
February 6, 2003

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
CURRENT LIABILITIES		
Current portion of long-term debt (Note 3)		$ 256,605
Accounts payable	$ 3,434,390	3,070,091
Dividends payable	1,762,649	1,576,016
Payroll, payroll taxes and related liabilities	1,881,358	1,769,703
Employee bonuses and profit-sharing accruals (Note 5)	3,126,000	2,775,000
Accrued warranty expense	859,629	881,849
Income taxes payable (Notes 1 and 4)	600,000	641,463
Total current liabilities	11,664,026	10,970,727
DEFERRED TAX LIABILITY (Notes 1 and 4)	67,000	-

COMMITMENTS AND CONTINGENCIES
(Notes 4, 5, 6 and 7)

STOCKHOLDERS' EQUITY (Note 6)		
Common stock A, without par value, 1,500,000 shares authorized; 1,488,332 shares issued and outstanding	216,360	216,360
Common stock Z, without par value, 18,500,000 shares authorized; 2,659,078 shares issued and outstanding	386,615	386,615
Retained earnings	36,739,437	31,314,414
	37,342,412	31,917,389
Total liabilities and stockholders' equity	$49,073,438	$42,888,116

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2002 and 2001

	2002	2001
Gross sales	$101,587,354	$98,258,070
Less freight, discounts, allowances and rebates	6,934,481	6,631,573
Net sales	94,652,873	91,626,497
Cost of goods sold	63,310,645	62,741,645
Gross profit	31,342,228	28,884,852
Expenses:		
Selling, general and administrative	19,014,141	18,261,891
Interest	22,985	349,688
	19,037,126	18,611,579
Operating income	12,305,102	10,273,273
Other income (expense), net	(73,007)	328,882
Income before income taxes	12,232,095	10,602,155
Provision for income taxes (Notes 1 and 4)	4,049,045	4,063,803
Net income (Note 1)	$ 8,183,050	$ 6,538,352

See Notes to Consolidated Financial Statements.

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Years Ended December 31, 2002 and 2001

Balance at December 31, 2000	$27,223,034
Net income	6,538,352
Cash dividends (59 cents/share)	(2,446,972)
Balance at December 31, 2001	31,314,414
Net income	8,183,050
Cash dividends (66 ½ cents/share)	(2,758,027)
Balance at December 31, 2002	$36,739,437

See Notes to Consolidated Financial Statements.

4

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Cash received from customers	$ 94,467,784	$ 90,378,136
Cash paid to suppliers and employees	(80,510,749)	(77,381,665)
Interest paid	(22,985)	(349,688)
Income taxes paid	(4,071,508)	(3,588,779)
Net cash provided by operating activities	9,862,542	9,058,004
Cash flows from investing activities:		
Purchases of property, plant and equipment	(1,265,068)	(1,906,941)
Proceeds from sale of property, plant and equipment	20,144	74,589
Purchases of short-term investments	(4,925,355)	(713,664)
Proceeds from sale of short-term investments	1,066,820	4,063,955
Net cash provided by (used in) investing activities	(5,103,459)	1,517,939
Cash flows from financing activities:		
Payments on long-term debt	(256,605)	(8,345,277)
Dividends paid	(2,571,394)	(2,073,705)
Net cash used in financing activities	(2,827,999)	(10,418,982)
Net increase in cash and cash equivalents	1,931,084	156,961
Cash and cash equivalents at beginning of year	4,112,434	3,955,473
Cash and cash equivalents at end of year	$ 6,043,518	$ 4,112,434

NONCASH INVESTING ACTIVITIES:

During 2002, a building owned by Lincoln Industries, Inc. was donated to a charitable organization. The net book value of the building at the time of the donation was $52,051.

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001
RECONCILIATION OF NET INCOME TO NET CASH		
PROVIDED BY OPERATING ACTIVITIES		
Net income	$8,183,050	$6,538,352
Adjustments to reconcile net earnings to net cash		
provided by operating activities:		
Depreciation	1,451,560	1,337,709
Amortization	-	118,905
Gain on sale of equipment	263,938	(20,653)
Donation of building	52,051	
Deferred income tax benefit	19,000	(165,000)
Interest on short-term investments	(130,970)	(277,291)
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	(181,598)	(1,279,299)
Inventories	(424,484)	988,358
Cash surrender value of life insurance	(26,336)	(22,210)
Increase (decrease) in:		
Accounts payable	257,359	589,227
Payroll, payroll taxes and related liabilities	111,655	217,320
Employee bonuses and profit-sharing accruals	351,000	423,234
Accrued warranty expense	(22,220)	79,299
Other	(41,463)	530,053
Total adjustments	1,679,492	2,519,652
Net cash provided by operating activities	$ 9,862,542	$ 9,058,004

See Notes to Consolidated Financial Statements.

6

ZOELLER COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business:

Zoeller Company and subsidiaries are engaged in a single line of business consisting of manufacturing and selling of pumps on a nationwide basis, primarily to wholesalers.

Summary of significant accounting policies:

Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Zoeller Company and its wholly-owned subsidiaries, Zoeller Pump Company, LLC, Zoeller Management Company, Lincoln Industries, Inc., and Flint & Walling, Inc. (see Note 9). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Short-term investments:

Short-term investments include a money market fund and certificates of deposit with maturities of greater than three months. Short-term investments are reported at market value with interest income reported in operations as earned.

Accounts receivable:

The Company considers its accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company does not require collateral or other security on accounts receivable. The credit risk on these accounts is controlled through credit approvals, limits and monitoring procedures.

Inventories:

Inventories are stated at the lower of cost or market. Approximately 57 percent of inventories are valued using the LIFO (last-in, first-out) method. Cost for the balance of the inventories is determined using the FIFO method.

Property, plant and equipment:

Property, plant and equipment include improvements that significantly add to productive capacity or extend useful lives. Depreciation is provided primarily on the straight-line method over the estimated useful lives of the assets as follows:

	Years
Buildings and improvements	15 – 35
Machinery and equipment	5 – 10
Office equipment	5 – 10
Transportation equipment	3 – 5

Goodwill

Effective January 1, 2002, the Company adopted FASB Statement No. 142, "Goodwill and Other Intangible Assets" and, under this statement, did not amortize goodwill because in management's opinion there was no impairment of its value. The following reconciles reported net income to net income adjusted to exclude amortization expense relating to goodwill.

	2002	2001
Reported net income	$8,183,050	$6,538,352
Add back:		
Goodwill amortization		118,905
Adjusted net income	$8,183,050	$6,657,257

For income tax purposes, goodwill continues to be amortized over 15 years.

8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Research and development:

Research and development costs, which aggregated $344,146 and $346,979 in 2002 and 2001, respectively, are charged to expense as incurred.

Income taxes:

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Statement of cash flows:

For purposes of the statements of cash flows, the Company considers all short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Note 2. Inventories

Inventories consist of the following:

	2002	2001
Raw materials	$ 5,067,311	$ 4,799,136
Work-in-process	2,490,496	2,615,553
Finished goods	8,109,362	7,840,897
	15,667,169	15,255,586
LIFO reserve	(798,853)	(811,752)
	$14,868,316	$14,443,834

9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Long-Term Debt

Long-term debt consists of the following:

	2002	2001
Unsecured note payable to Marcus Engineered Products in connection with acquisition of Aquanot, Ltd., payable in monthly installments of $22,500, including interest at 9.5% with final payment due December 2002.	$ -	$256.605

Note 4. Provision for Income Taxes

The provision for income taxes consists of the following:

	2002	2001
Current:		
Federal	$3,953,277	$3,630,200
State and local	76,768	598,603
Deferred	19.000	(165.000)
	$4,049,045	$4,063,803

A reconciliation of the statutory federal rate and the effective rate follows:

	2002	2001
Federal statutory rates	34.0%	34.0%
Increase (decrease) in taxes resulting from:		
State income taxes, net of federal income tax benefit	2.7	4.3
Reduction of prior years' overaccrual of federal, state and local income taxes	(3.6)	0.0
	33.1%	38.3%

10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2002 and 2001 are presented below:

	2002	2001
Deferred tax assets:		
Accrued self insurance	$146,401	$ 99,819
Accrued vacation	339,849	333,109
Accrued warranties and other	340,115	326,020
Deferred compensation	49,645	49,645
Plant and equipment differences in depreciation		19.375
Total gross deferred tax assets	876,010	827,968
Less valuation allowance	-	-
Net deferred tax assets	876,010	827,968
Deferred tax liabilities:		
Inventories, additional costs for tax purposes	29,384	28,968
Plant and equipment differences in depreciation	22,593	-
Amortization of goodwill	44,033	-
Net deferred tax liabilities	96,010	28,968
Net deferred tax asset	$780,000	$799,000
Classified as follows:		
Current deferred tax asset	$847,000	$799,000
Noncurrent deferred tax liability	(67,000)	-
Net deferred tax asset	$780,000	$799,000

No valuation allowance for deferred tax assets was required as of December 31, 2002 and 2001. The realization of deferred tax assets is dependent upon the Company generating future taxable income when temporary differences become deductible. Based upon historical and projected levels of taxable income, management believes it is more likely than not the Company will realize the benefits of the deductible differences.

11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5.   Pension and Profit-Sharing Plans

The Company has pension and profit-sharing plans covering union and nonunion employees who meet minimum age and service requirements.

The pension plan for union employees is a defined benefit plan. The Company makes annual contributions to the plan equal to the maximum amount deductible for income tax purposes. Contributions to the plan were $147,832 for 2002 and $157,531 for 2001. The obligations and related assets of the plan are not significant due to the freezing of benefits and new participants in 1994 and 1995, respectively.

Pension and profit-sharing contributions for nonunion employees are determined at the discretion of the Board of Directors. Pension and profit-sharing expenses were $1,108,903 and $938,477 for 2002 and 2001, respectively. In addition, the Company contributes to a 401(k) plan for participating union employees. Such expenses were $54,690 and $56,830 for 2002 and 2001, respectively.

Note 6.   Stockholders' Equity

Each class of common stock is subject to the terms of an agreement which establishes, for that class of stock, the price and terms under which the Company would or must sell or buy the shares. Beginning in 1990, the Company employed an independent appraisal firm to determine the price per share to be paid under the terms of this agreement.

Class A shares, which are without par value, do not have to be offered to the Company prior to outside sale.

Note 7.   Commitments and Contingencies

At December 31, 2002, various product liability and other claims arising in the ordinary course of business were pending. In the opinion of management, such matters will be resolved in the Company's favor or are adequately covered by insurance and no material loss to the Company will result.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company leases a building and land under a noncancellable operating lease with future minimum rental commitments for years ended December 31 as follows:

2003	$262,250
2004	152,979
	$415,229

Rent expense for 2002 was $262,250.

The Company has cash accounts insured by the Federal Deposit Insurance Corporation up to $100,000. At most times, the Company's cash balances are in excess of insured amounts.

Note 8. **Reorganization**

During 2001, the Company formed a subsidiary (Zoeller Management Company) and an LLC (Zoeller Pump Company, LLC).

On June 30, 2001, the Zoeller Company transferred its operations and its assets (except for its investment in its subsidiaries, Lincoln and Flint & Walling) to the LLC.

13



Deming, Malone, Livesay & Ostroff
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholders
Zoeller Company

Our report on our audits of the basic financial statements of Zoeller Company and Subsidiaries appears on page 1. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following financial information on pages 15 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deming, Malone, Livesay & Ostroff

Louisville, Kentucky
February 6, 2003

9300 Shelbyville Road • Suite 1100 • Louisville. Kentucky 40222-5187 • Phone: (502) 426-9660 • Fax: (502) 425-0883

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED SCHEDULES OF INCOME
Years Ended December 31, 2002 and 2001

	2002	2001	Percent to sales 2002	2001
Gross sales	$101,587,354	$98,258,070	100.0%	100.0%
Less freight, discounts, allowances and rebates	6,934,481	6,631,573	6.8	6.7
Net sales	94,652,873	91,626,497	93.2	93.3
Cost of goods sold	63,310,645	62,741,645	62.3	63.9
Gross profit	31,342,228	28,884,852	30.9	29.4
Expenses:				
Selling, general and administrative	19,014,141	18,261,891	18.7	18.6
Interest	22,985	349,688	.1	.3
	19,037,126	18,611,579	18.8	18.9
Operating income	12,305,102	10,273,273	12.1	10.5
Other income (expense), net	(73,007)	328,882	(.1)	.3
Income before income taxes	12,232,095	10,602,155	12.0	10.8
Provision for income taxes	4,049,045	4,063,803	4.0	4.1
Net income	$ 8,183,050	$ 6,538,352	8.0%	6.7%

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED SCHEDULES OF COST OF GOODS SOLD AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Years Ended December 31, 2002 and 2001

			Percent to Sales	
	2002	2001	2002	2001
Cost of goods sold:				
Purchases, including freight	$ 43,063,454	$42,312,557	42.4%	43.1%
Direct labor	5,687,762	5,128,179	5.6	5.2
Manufacturing expenses:				
Indirect labor	5,043,868	4,915,695	5.0	5.0
Vacations and holidays	1,196,918	1,080,667	1.2	1.1
Other employee benefits	2,502,472	2,253,204	2.5	2.3
Materials and supplies	1,980,934	1,765,053	1.9	1.8
Repairs, exchanges and warranties	1,533,128	1,693,998	1.5	1.7
Insurance	455,522	359,998	.5	.4
Utilities	591,030	524,968	.6	.5
Depreciation	1,143,926	1,049,132	1.1	1.1
Other	536,113	669,836	.4	.7
Total manufacturing expenses	14,983,911	14,312,551	14.7	14.6
Change in inventories:				
Beginning inventories	14,443,834	15,432,192	14.2	15.7
Ending inventories	(14,868,316)	(14,443,834)	(14.6)	(14.7)
	(424,482)	988,358	(.4)	1.0
Total	$ 63,310,645	$62,741,645	62.3%	63.9%
Selling, general and administrative expenses:				
Selling:				
Sales commissions	$ 5,194,152	$ 5,083,419	5.1%	5.2%
Salaries – sales	1,338,851	1,515,322	1.3	1.5
Salaries - research and development	247,405	240,940	.2	.2
Research and development	96,741	106,038	.1	.1
Advertising and promotion	1,584,486	1,306,531	1.6	1.3
Other	648,783	564,373	.6	.6
	9,110,418	8,816,623	8.9	8.9

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED SCHEDULES OF COST OF GOODS SOLD AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Years Ended December 31, 2002 and 2001

			Percent to Sales	
	2002	2001	2002	2001
General and administrative:				
Salaries and wages	$ 1,908,491	$ 1,829,449	1.9%	1.9%
Profit sharing and deferred compensation	3,126,000	2,775,000	3.1	2.8
Payroll taxes	540,314	499,699	.5	.5
Hospitalization	1,009,120	787,207	1.0	.8
Office supplies	329,030	345,356	.3	.4
Utilities	47,983	49,981	.1	.1
Telephone	109,671	111,876	.1	.1
Donations	493,815	326,287	.5	.3
Depreciation	307,634	288,548	.3	.3
Amortization	-	118,905	.0	.1
Professional services	507,924	793,336	.5	.8
Insurance	582,923	576,807	.6	.6
Travel	116,314	126,712	.1	.1
Bad debt expenses, less recoveries ($12,451 in 2002 and $9,432 in 2001)	77,651	252,935	.1	.2
Other	746,853	563,170	.7	.7
	9,903,723	9,445,268	9.8	9.7
Total	$19,014,141	$18,261,891	18.7%	18.6%

1-A pg.099

PART III

EXHIBITS

Part III, Item 1. Index to Exhibits

1.   Exhibit A, pursuant to Part III, Item 2, Number (2) Part I (Articles of Incorporation of Zoeller Company); Part 2 (Bylaws of Zoeller Company).

2.   Exhibit B, pursuant to Part III, Item 10, Consents, the written consent of Deming, Malone, Livesay & Ostroff, certified public accountants.

3.   Exhibit C, pursuant to Part III, Item (11), Opinion re legality, the Opinion of Goldberg & Simpson, P.S.C.

0056973.09

John Y. Brown III
Secretary of State
Received and Filed
10/20/2000 8:41:38 AM
Fee Receipt: $80.00

AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

ZOELLER COMPANY

KNOW ALL MEN BY THESE PRESENTS:

THAT the undersigned have executed these Amended and Restated Articles of Incorporation for the purposes set forth below as provided by KRS 271B.10-030 to KRS 271B.10-060 pursuant to the resolution proposed by a majority of the Board of Directors and approved by a majority of the Shareholders of the Corporation to supersede and take the place of the existing Articles of Incorporation and all Amendments thereof. Said resolution was adopted by a majority vote of 1,488,332 outstanding shares of Class A Shares, with 1,378,319 voting in favor of the amendment and restatement.

ARTICLE I

The name of the Corporation shall be the ZOELLER COMPANY.

ARTICLE II

The Corporation's purposes shall be to transact any and all lawful business for which corporations may be organized under the Kentucky Business Corporation Act as amended.

ARTICLE III

The duration of this Corporation shall be perpetual.

ARTICLE IV

The address, including street and number of its registered office in this State, shall be:

1

Zoeller Company
3649 Cane Run Road
P.O. Box 16347
Louisville, Kentucky 40211

ARTICLE V

The name and address, including street and number of its Registered Agent is:

JOHN A. ZOELLER
Zoeller Company
3649 Cane Run Road
Louisville, Kentucky 40211-1961

ARTICLE VI

The authorized shares of Class A Voting Common Stock, without par value, shall be 3,000,000. A Class of Stock designated as Class Z Non-Voting Common Stock, without par value, shall be authorized with 17,000,000 shares. The total number of authorized shares that may be issued shall be 20,000,000 shares of which 3,000,000 shares shall be Class A Voting Common Stock, without par value, and 17,000,000 shares shall be Class Z Non-Voting Common Stock, without par value.

Class Z, Non-Voting Common Stock, shall not possess any right, entitlement or eligibility to vote in any matters relating to the operation or affairs of the Corporation unless it is specifically provided for as a requirement under the Chapter of the Kentucky Revised Statute 271.B, as amended.

All classes of Stock shall have equal rights as to dividends.

In the event of a liquidation, dissolution or distribution of assets of the Corporation, all shares shall be treated alike and shall participate equally.

Class A Stock Certificates:

The Board of Directors of the Corporation shall have the power and discretion as given by the Kentucky Revised Statutes as to the sale and distribution of Class A Stock,

2

including the right to issue Class A Stock as a Stock Dividend for Class A Shareholders.

Class Z Stock Certificates:

The Board of Directors of the Corporation shall have the power and discretion as given by the Kentucky Revised Statutes as to the sale and distribution of Class Z Stock, including the right to issue Class Z Stock as a Stock Dividend for either Class A or Class Z Shareholders.

ARTICLE VII

Shareholders of Class A Stock shall have preemptive rights for any unissued Class A Stock and/or Class Z Stock subject to the exceptions referred to in the following paragraph for Class Z Stock. The sole exception to the preemptive rights of Class A Shareholders for Class A Stock shall be pursuant to approval by a majority vote of the holders of a majority of Shares of Class A Stock.

Shareholders of Class Z stock shall have preemptive rights for any unissued Class Z Stock, however, excluded from the preemptive right granted herein, shall be:

1) the number of Shares of Class Z Stock that are purchased and/or redeemed by the Corporation, and

2) the issuance of Class Z Stock pursuant to approval by a majority vote of the holders of a majority of the issued Shares of Class A and Class Z Stock not voting separately as Classes.

ARTICLE VIII

The private property of the Shareholders shall not be subject to the payment of the corporate debts to any extent whatsoever.

ARTICLE IX

The business of the Corporation shall be conducted by a Board of not less than

3

three (3) nor more than eleven (11) Directors; the exact number of Directors to be fixed each year by a majority vote of the voting stock at the Annual Meeting of Shareholders.

The Board of Directors shall be elected at the Annual Meeting of the Shareholders as set annually by the Board of Directors.

ARTICLE X

The Board of Directors shall meet each year following its election and shall elect from among its members a Chairman of the Board. The Board of Directors shall then elect a President, a Treasurer and a Secretary of the Corporation who need not be either a Shareholder or a Director. The President and Secretary must not be the same person.

Other Corporate officers may be elected from time to time upon the recommendation of management and approval by the Board of Directors. Additional officers, if elected, need not be either Shareholders or Directors. The Directors need not be Shareholders.

ARTICLE XI

All of the officers of this Corporation shall have the power and shall perform the duties as are generally attached to the office which they may fill.

ARTICLE XII

The Board of Directors may authorize and the Corporation may make distributions to the Shareholders. No distribution shall be made if, after giving it effect: (a) the Corporation would not be able to pay its debts as they become due in the usual course of business; or (b) the Corporation's total assets would be less than its total liabilities, plus the amount that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Shareholders whose preferential rights are superior to those receiving the

4

distribution.

ARTICLE XIII

Any action, except the election of Directors, required or permitted to be taken at the Shareholders' meeting may be taken without a meeting if the action is taken by Shareholders entitled to vote on the action representing not less than 80% of the votes entitled to be cast voting in favor of the action.

Any such action shall be evidenced by one or more written consents describing the action taken, signed by the Shareholders taking the action and delivered to the Corporation for inclusion in the Minutes or filing with the Corporate records.

Prompt notice of the taking of any action by Shareholders without a meeting by less than unanimous written consent shall be given to those Shareholders entitled to vote on the action who have not consented in writing.

ARTICLE XIV

Directors shall not be liable to the Corporation or its Shareholders for monetary damages for any act or omission constituting a breach of his duties as a Director unless such act or omission: (a) is one in which the Director has a personal financial interest which is in conflict with the financial interest of the Corporation or it Shareholders; (b) is not in good faith or involves intentional misconduct or is known to the Director to be a violation of law; (c) is a vote for or assent to a distribution made in violation of these Articles of Incorporation or which renders the Corporation unable to pay its debts as they would become due in the usual course of business or which results in the Corporation's total liabilities exceeding its total assets; or (d) is a transaction from which the Director derived an improper personal benefit.

IN WITNESS WHEREOF, the President and Secretary, acting for and on behalf of

5

the Corporation, hereunto subscribe their names and cause the seal of the Corporation

to be affixed this _17th_ day of _April_ , 2001.

ZOELLER COMPANY

BY: _[signature]_
DONALD R. FLEMING, CHAIRMAN

BY: _[signature]_
GREGORY A. DUEFFERT, SECRETARY

STATE OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON)

I, the undersigned Notary Public, in and for the State and County aforesaid, do hereby certify that the foregoing Amended and Restated Articles of Incorporation was on this ___ day of _____, 2001, produced to me in said State and County and was acknowledged by DONALD R. FLEMING, as Chairman of Zoeller Company, and GREGORY A. DUEFFERT, as Secretary of Zoeller Company, to be their act and deed and the free act and deed of the Corporation.

My commission expires: _____

_____
NOTARY PUBLIC, STATE AT LARGE, KENTUCKY

THIS INSTRUMENT PREPARED BY:

[signature]
DONALD E. MEYER
FORD, KLAPHEKE & MEYER
Attorneys at Law
900 Kentucky Home Life Bldg.
Louisville, Kentucky 40202
(502) 584-2134

DEM115/ZOELLER COMPANY-AMENDED AND RESTATED ARTICLES (10-13-03):tng

6

BY-LAWS

OF

ZOELLER COMPANY

ARTICLE I

Shareholders' Meeting

Section 1. Annual Meeting. The Annual Meeting of the Shareholders for the election of Directors and the transaction of such other business as may properly come before it shall be held at the principal office of the Corporation in the city of Louisville, Commonwealth of Kentucky, or at such place within or without the commonwealth of Kentucky as shall be set forth in the Notice of meeting.

The meeting shall be held on the third Tuesday in the month of April of each and every year or at such time as shall be set out in the Notice. The Secretary shall give; personally or by mail, not less than ten nor more than fifty days before the date of the meeting to each Shareholder entitled to vote at such meeting; written Notice stating the place, date and hour of the meeting. If mailed, the Notice shall be addressed to the Shareholder at his address as it appears on the record of Shareholders of the Corporation unless he shall have filed with the Secretary of the Corporation a written request that Notices intended for him be mailed to a different address designated in the request. Any Notice of meetings may be waived either before or after the meeting, or by attendance at the meeting.

Section 2. <u>Special Meeting</u>. Special meetings of shareholders, other than those regulated by statute, may be called at any time by a majority of the Directors or the Chairman and must be called by the Chairman upon written request of the holders of 33-1/3% of the outstanding shares entitled to vote at such special Meeting. Written Notice of such meetings stating the place within or without the Commonwealth of Kentucky, the date and hour of the meeting, the purpose or purposes for which it is called, and the name of the person by whom or at whose direction the meeting is called shall be given to each Shareholder of record in the same manner as Notice of the Annual Meeting. No business other than that specified in the Notice of meeting shall be transacted at any such special Meeting. Notice of special Meeting may be waived by submitting a signed waiver or by attendance at the meeting. (K.R.S. 271B.7-020).

Section 3. <u>Quorum</u>. The presence, in person or by proxy, of the holders of a majority of the outstanding shares entitled to vote thereat shall be necessary to constitute a quorum for the transaction of business at all meetings of Shareholders. If, however, such quorum shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting to a future date at which a quorum shall be present or represented. At such adjourned meeting, any business may be transacted, which might have been transacted at the meeting as originally called, all as set out in Kentucky Business Corporation Act. (K.R.S. 271B.7-250).

When a quorum is present at any meeting, a majority in interest of the stock represented thereat shall decide questions brought before such meeting, unless the question is one upon which by express provision of law or of the Certificate of

Incorporation or of these By-Laws a larger or different vote is required, in which case such express provisions shall govern and control the decision of such questions.

Section 4. Record Date. The Directors may fix in advance a date not less than ten nor more than seventy days, prior to the date of any meeting of the Shareholders or prior to the last day on which the consent or dissent of or action by the Shareholders may be effectively expressed for any purpose without a meeting, as the record date for the determination of Shareholders. (K.R.S. 271B.7-070).

Section 5. Voting. A Shareholder entitled to vote at a meeting may vote at such meeting in person or by proxy. Except as otherwise provided by law or the Certificate of Incorporation, every Shareholder shall be entitled to one vote for each share standing in his name on the record of Shareholders. Except as herein or in the Certificate of Incorporation otherwise provided, all corporate action shall be determined by vote of a majority of the votes cast at a meeting of Shareholders by the holders of shares entitled to vote thereon. (K.R.S. 271B.7-210).

Section 6. Proxies. Every proxy must be dated and signed by the Shareholder or by his attorney-in-fact. No proxy shall be valid after the expiration of eleven months from the date of its execution, unless otherwise provided therein. Every proxy shall be revocable at the pleasure of the Shareholder executing it, except where an irrevocable proxy is permitted by Statute. (K.R.S. 271B.7-220).

Section 7. Action without A Meeting. Any action which may be authorized or taken at a meeting of the Shareholders may be authorized or taken without a meeting in a writing or writings signed by Shareholders entitled to vote on an action representing not less than 80% of the votes entitled to be cast in favor of the action on such matter which writing or writings shall be filed with the Secretary or entered upon the records of the Corporation.

<u>Section 8.</u> Non-Voting Stock. Non-voting stock shall only have the right to vote on matters specifically required by K.R.S. 271.B.

ARTICLE II

Directors

Section 1. <u>Number and Qualifications</u>. The business of the Corporation shall be conducted by a Board of not less than three (3) or more than eleven (11) Directors; the exact number of Directors to be fixed each year by a majority vote of the Shareholders of the common stock by voting at the Annual Shareholders' Meeting, and the Board of Directors shall be elected and shall serve until the next Annual Shareholders meeting following their election. (K.R.S. 271B.8-050). The Board of Directors shall be elected at the Annual Meeting of the Shareholders, which shall be held on the third Tuesday in April of each year or as set annually by the Board of Directors. The Directors need not be Shareholders of the Corporation.

Section 2. <u>Manner of Election</u>. At each election for Directors, each Shareholder entitled to vote at such election shall have the right to cast, in person or by proxy, as many votes in the aggregate as he shall be entitled to vote under the Corporation's Articles of Incorporation, multiplied by the number of Directors to be elected at such election, and each Shareholder may cast the whole number of votes for one candidate or distribute such votes among two or more candidates. Such Directors shall not be elected in any other manner. (K.R.S. 271B.7-280).

Section 3. <u>Term of Office</u>. The term of office of each Director shall be until the next Annual Meeting of the Shareholders. (K.R.S. 271B.8-050).

Section 4. <u>Duties and Powers</u>. The Board of Directors shall have control and management of the affairs and business of the Corporation. The Directors shall, in all cases, act as a Board, regularly convened, and, in the transaction of business the act

of a majority present at a meeting, except as otherwise provided by law or the Certificate of Incorporation, shall be the act of the Board, provided a quorum is present. The Directors may adopt such rules and regulations for the conduct of their meetings and the management of the Corporation as they may deem proper, not inconsistent with law or these By-Laws. (K.R.S. 271B.8-010).

Section 5. General Standards For Directors.

(1)   A Director shall discharge his duties as a Director including his duties as a member of a committee:

        (a)   In good faith;

        (b)   On an informed basis; and

        (c)   In a manner he honestly believes to be in the best interest of the Corporation.

(2) A Director shall be considered to discharge his duties on an informed basis if he makes, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, inquiry into the business and affairs of the Corporation, or into a particular action to be taken or decision to be made.

(3) In discharging his duties, a Director shall be entitled to rely on information, opinions, reports, or statements including financial statements and other financial data, if prepared or presented by:

(a) One (1) or more officers or employees of the Corporation whom the Director honestly believes to be reliable and competent in the matters presented;

(b) Legal counsel, public accountants, or other persons as to matters the Director honestly believes are within the person's professional or expert competence; or

(c) A committee of the Board of Directors of which he is not a member, if the Director honestly believes the committee merits confidence. (K.R.S. 27IB.8-300).

Section 6. <u>Meetings</u>. The Board of Directors shall meet for the election or appointment of officers and for the transaction of any other business as soon as practicable after the adjournment of the Annual Meeting of the Shareholders. Other regular meetings of the Board shall be held at such times as the Board may from time to time determine.

Special Meetings of the Board of Directors may be called by the Chairman at any time, and he must, upon the written request of any two Directors, call a Special Meeting to be held not more than seven days after the receipt of such request.

Should the Chairman fail, as set out above, to call a special meeting, then two Directors or more may call a Special Meeting. The provisions of Section 9 of this Article shall govern the number necessary to transact business. (K.R.S. 271B.8-200).

Section 7. <u>Notice of Meeting</u>. No Notice need be given of any Regular Meeting of the Board. Notice of special Meetings shall be served upon each Director in person or by mail addressed to him at his last known post office address, at least two days prior to the date of such meeting, specifying the time and place of the meeting and the business to be transacted thereat. At any meeting at which all of the Directors shall be present, although held without Notice, any business may be transacted which might have been transacted if the Meeting had been duly called.

The Board of Directors may permit any or all Directors to participate in a regular or Special Meeting by, or conduct the meeting through the use of means of communication by which all Directors simultaneously hear each other during this meeting. A Director participating in a meeting by this means shall be deemed to be present in person at the meeting. (K.R.S. 271B.8-200).

Section 8. <u>Place of Meeting</u>. The Board of Directors may hold its meeting either within or without the Commonwealth of Kentucky at such place as may be designated in the Notice of any such meeting.

Section 9. <u>Quorum</u>. At any meeting of the Board of Directors, the presence of a majority of the Board shall be necessary to constitute a quorum for the transaction of business. However, should a quorum not be present, a lesser number may adjourn the meeting to some further time, not more than seven days later.

Section 10. <u>Voting</u>. At all meetings of the Board of Directors, each Director shall have one vote irrespective of the number of shares which he may hold.

Section 11. <u>Compensation</u>. Each Director shall be entitled to receive for attendance at each meeting of the Board or of any duly constituted committee thereof, which he attends, such fee as is fixed by the Board.

Section 12. <u>Vacancies</u>. Any vacancy occurring in the Board of Directors by reason of death, resignation or otherwise, shall be filled promptly by a majority vote of the remaining Directors at a Regular Meeting or a special Meeting, which shall be called for that purpose, within thirty days after the occurrence of the vacancy. The Director thus chosen shall hold office for the unexpired term of their predecessor and possess similar qualifications as their predecessor. (K.R.S. 271B.8-100).

Section 13. <u>Removal of Directors</u>. Any Director may be removed, either with or without cause, at any time by a vote of the Shareholders holding a majority of the shares then issued and outstanding and who are entitled to vote for the election of the Director sought to be removed at any Special Meeting called for the purpose or at the Annual Meeting. (K.R.S. 271B.8-080).

Section 14. <u>Resignation</u>. Any Director may resign his office at any time; such resignation to be made in writing and to take effect immediately without acceptance.

ARTICLE III

Officers

Section 1. <u>Officers and Qualifications</u>. The officers of the Corporation shall be a Chairman of the Board, a President who may also serve as Chairman of the Board, a Secretary and a Treasurer. The Officers of the Corporation, other than the Chairman of the Board who must be a Director, need not be either a Shareholder or a Director. Other corporate officers may be elected such as Vice-presidents, from time to time upon the recommendation of management and approval by the Board of Directors. Additional officers, if elected, need not be either Shareholders or Directors. The Directors need not be Shareholders.

Section 2. <u>Election</u>. All officers of the Corporation shall be elected annually by the Board of Directors at its meeting held as soon as practicable after the Annual Meeting of Shareholders.

Section 3. <u>Term of Office</u>. All officers shall hold office until their successors have been duly elected and have qualified or until removed as hereinafter provided.

Section 4. <u>Indemnification</u>. Unless limited by its Articles of Incorporation, the Corporation will indemnify against reasonable expenses incurred by him in connection with the proceeding by a Director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he shall be joined as a party because he is or was a Director or officer of the Corporation. (K.R.S. 271B.8-520).

Section 5. <u>Removal of Officers</u>. Any officer may be removed, either with or without cause, by the vote of a majority of the Board of Directors.

Section 6. <u>Duties of Officers</u>. The duties and powers of the officers of the Corporation shall be as follows as shall hereafter be set by Resolution of the Board of Directors:

CHAIRMAN

A. The Chairman shall preside at all meetings of the Board of Directors. He shall also preside at all meetings of the Shareholders.

B. Should the Chairman serve as President, he shall have all responsibilities given below under the office of President.

C. He shall present at each Annual Meeting of the Shareholders and Directors a report of the condition of the business of the Corporation.

D. He shall cause to be called Regular and special Meetings of the Shareholders and Directors, in accordance with the requirements of the statute and of these By-Laws.

CHIEF EXECUTIVE OFFICER

A. Powers. The chief executive officer ("CEO") of the Company shall have general control and management of the business affairs and policies of the Company. The CEO shall be generally responsible for the proper conduct of the business of the Company. During the absence or disability of the president, the CEO shall exercise all the powers and discharge all the duties of the president. The CEO shall preside at all meetings of the Members and of the board of directors (unless another individual is voted to be Chairman of the Board) at which he is present; and, in his absence, the president shall preside at such meetings. The CEO shall have such other powers and perform such other duties as from time to time may be conferred or imposed upon him by the board of directors.

B. Execution of Contracts. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the Company, except

9 10/17/01

where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the Company.

PRESIDENT

A. He shall appoint, or cause the appointment, discharge and fix the compensation of all employees and agents of the Corporation other than the duly elected officers.

B. He shall sign and execute major contracts in the name of the Corporation and shall cause all notes, drafts or other orders for the payment of money.

C. He shall sign all certificates representing shares.

D. He shall cause all books, reports, statements and certificates to be properly kept and filed as required by law.

E. He shall enforce these By-Laws and perform all the duties incident to this office and which are required by law.

VICE-PRESIDENTS

During the absence or incapacity of the President, the vice- Presidents, in order of. seniority of election, shall perform the duties of the President, and when so acting, shall have all the powers and be subject to all the responsibilities of the office of President and shall perform such duties and functions as the Board may prescribe.

SECRETARY

A. The Secretary shall keep or cause to be kept the Minutes of the Meetings of the Board of Directors and of the Shareholders in appropriate books.

B. He shall attend to the giving of Notice of special Meetings of the Board of Directors and of all the Meetings of the Shareholders of the Corporation.

C. He shall be custodian of the records and seal of the Corporation and shall affix the seal to the certificates representing shares and other corporate papers when required.

D. He shall keep at the principal office of the Corporation a book or record containing the names, alphabetically arranged, of all persons who are shareholders of the Corporation, showing their places of residence, the number and class of shares held by them respectively, and the dates when they respectively became the owners of record thereof. He shall keep such book or record and the Minutes of the proceedings of its Shareholders open daily during the usual business hours, for inspection, within the limits prescribed by law, by any person duly authorized to inspect such records. At the request of the person entitled to an inspection thereof, he shall prepare and make available a current list of the officers and Directors of the Corporation and their resident addresses.

E. He shall sign all certificates representing shares and affix the corporate seal thereto.

F. He shall attend to all correspondence and present to the Board of Directors at its meetings all official communications received by him.

G. He shall perform all the duties incident to the office of Secretary of the Corporation.

TREASURER

A. The Treasurer or his designate shall have the care and custody of and be responsible for all the funds and securities of the Corporation, and shall deposit such funds and securities in the name of the Corporation in such banks or safe deposit companies as the Board of Directors may designate.

B. He shall make, sign and endorse, or cause the signing and endorsement, in the name of the Corporation all checks, drafts, notes and other orders for the payment of money, and pay out and dispose of such under the direction of the President or the Board of Directors.

C. He shall keep or cause to be kept at the principal office of the Corporation accurate books of account of all its business and transactions and shall at all reasonable hours exhibit books and accounts to any Director upon application at the office of the Corporation during business hours.

D. He shall render a report of the condition of the finances of the Corporation at each regular meeting of the Board of Directors and at such other times as shall be required of him, and he shall make a full financial report at the Annual Meeting of the Shareholders.

E. He shall further perform all duties incident to the office of Treasurer of the Corporation.

F. If required by the Board of Directors, he shall give such bond as it shall determine appropriate for the faithful performance of his duties.

1-A pg.119

OTHER OFFICERS

Other officers shall perform such duties and have such powers as may be assigned to them by the Board of Directors.

Section 7. Vacancies. All vacancies in any office shall be filled promptly by the Board of Directors, either at regular meetings or at a meeting especially called for that purpose.

Section 8. Compensation of Officers. The officers shall receive such salary or compensation as may be fixed by the Board of Directors.

ARTICLE IV

Seal

Section 1. Seal. The seal of the Corporation shall consist of a flat faced circular die with the following words and figures cut or engraved thereon: "ZOELLER COMPANY".

ARTICLE V

Shares

Section 1. Certificates. The shares of the Corporation shall be represented by certificates prepared by the Board of Directors and signed by the Chairman or President and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, and sealed with the seal of the Corporation or a facsimile. The certificates shall be numbered consecutively and in the order in which they are issued, and shall be issued in consecutive order therefrom. In the margin thereof shall be entered the name of the person to whom the shares represented by each such certificate are issued, the number of shares and class or series of such shares, and the date of issue. Each certificate shall state the registered holder's name, the number of

shares and class of shares represented thereby, the date of issue, the par value of such shares, or that they are without par value.

Section 2. Subscriptions. Subscriptions to the share shall be paid at such times and in such installments as the Board of Directors may determine. If default shall be made in the payment of any installment as required by such resolution, the Board may declare the shares and all previous payments thereon forfeited for the use of the Corporation, in the manner prescribed by Statute.

Section 3. Transfer of Shares. The shares of the Corporation shall be assignable and transferable only on the books and records of the Corporation by the registered owner or his duly authorized attorney, agent or representative upon surrender of the certificate, duly and properly endorsed, with proper evidence of authority to transfer. The Corporation shall issue a new certificate for the shares surrendered to the person or persons entitled thereto. Additional shares of stock may be issued as set out in the Articles of Amendment to Articles of Incorporation of Zoeller Company and in accordance with the provisions of K.R.S. 271A, (Kentucky Business Corporation Act).

Section 4. Return Certificates. All certificates for shares changed or returned to the Corporation for transfer shall be marked by the Secretary, or his appointee, "Cancelled" with the date of cancellation and the transaction shall be immediately recorded in the certificate book opposite the memorandum of their issue. The returned certificate may be inserted in the certificate book.

ARTICLE VI

Dividends

Section 1. Declaration of Dividends. The Board of Directors at any Regular or Special Meeting may declare dividends payable out of the surplus of the Corporation

whenever in the exercise of its discretion it may deem such declaration advisable. Such dividends may be paid in cash, property or shares of the Corporation.

ARTICLE VII

Bills, Notes, Etc.

Section 1. Execution. All bills payable, notes, checks, drafts, warrants or other negotiable instruments of the Corporation shall be made in the name of the Corporation and shall be signed by such officer or officers as the Board of Directors shall from time to time by Resolution direct.

No officer or agent of the Corporation, either singly or jointly with others, shall have the power to make any bill payable, note, check, draft or warrant, or other negotiable instrument, or endorse the same in the name of the Corporation, or contract or cause to be contracted any debt or liability in the name and on behalf of the Corporation except as herein expressly prescribed and provided.

ARTICLE VIII

Offices

The principal office of the Corporation shall be located in the City of Louisville, County of Jefferson, Commonwealth of Kentucky. The Board of Directors may change the location of the principal office of the Corporation and may, from time to time, designate other offices within or without the State as the business of the Corporation may require.

ARTICLE IX

Amendments

Section 1. Manner of Amending.

(A) The Corporation's Board of Directors may amend or repeal the Corporation's By-Laws.

(B) The Zoeller Company Shareholders may amend or repeal the Corporation's By-Laws even though the By-Laws may also be amended or repealed by its Board of Directors. (K.R.S. 271B.10-200).

ARTICLE X

Waiver of Notice

Section 1. <u>Authority to Waive Notice</u>. Whenever, under the provisions of these By-Laws or of any Statute, any Shareholder or Director is entitled to Notice of any Regular or special Meeting or of any action to be taken by the corporation, such Meeting may be held or such action may be taken without the giving of such Notice, provided every shareholder or Director entitled to such Notice in writing waives the requirements of these By-Laws in respect thereto.



Deming, Malone, Livesay & Ostroff
Certified Public Accountants

March 24, 2004

Mr. Raymond Zoeller
Zoeller Company
P. O. Box 16347
Louisville, Kentucky 40256-0347

Dear Mr. Zoeller:

Consent of Independent Public Accountant

We consent to the incorporation in the Form 1-A filing of the Zoeller Company of our report dated February 13, 2004 relating to the financials of the Zoeller Company as of December 31, 2003 and 2002.

Deming, Malone, Livesay & Ostroff
Independent Public Accountant

By: _W. Jerry Hurt_
W. Jerry Hurt

Date: _March 24, 2004_

GOLDBERG & SIMPSON, PSC

▲

September 15, 2004

FRED M. GOLDBERG
JONATHAN D. GOLDBERG
MITCH CHARNEY
STEVEN A. GOODMAN•
STEPHEN E. SMITH
CHARLES H. CASSIS
CHRISTOPHER M. GEORGE
DAVID H. COOPER••
JAN M. WEST
SHERRY P. PORTER•
GREGORY A. COMPTON•••
K. GAIL RUSSELL
DAVID B. GRAY
MARC A. YUSSMAN
JERROLD R. PERCHIK••
WAYNE F. WILSON
RICHARD T. FRANK
J. MICHAEL WELLS
KURT A. SCHARFENBERGER
STEPHANIE L. MORGAN-WHITE•
BRYAN M. CASSIS
RICHARD L. TINSLEY
G. HUNT ROUNSAVALL, JR.
KEVIN P. WEIS

OF COUNSEL
RONALD V. SIMPSON
ROBERT H. COMPTON•
MICHAEL F. LAWRENCE
BRYAN C. PIERCE

MARY A. MAPLE (1953-2003)

•ALSO ADMITTED OHIO
••ALSO ADMITTED INDIANA
•ALSO ADMITTED ALABAMA
••ALSO ADMITTED DISTRICT
    OF COLUMBIA
•ALSO ADMITTED FLORIDA

Mr. John Zoeller
Chief Executive Officer
Zoeller Company
3649 Cane Run Road
Louisville, Kentucky 40211-1961

Securities and Exchange Commission
Washington, D.C. 20549

Re: Part III, Exhibit 11 of Form 1-A

Gentlemen:

This opinion is furnished to you pursuant to Part III, Exhibit 11 of the Form 1-A Regulation A Offering Statement under the Securities Act of 1933 ("Offering Statement") filed by the Zoeller Company, a Kentucky corporation (the "Company"), with the Securities and Exchange Commission. All capitalized terms used herein which are defined in, or by reference in the Offering Statement, have the meanings assigned to such terms in the Offering Statement, unless otherwise defined herein.

In connection with this opinion, we have (a) investigated such questions of law, (b) examined the originals or reproduction copies of (i) such corporate agreements, instruments, documents and records of the Company, (ii) such certificates of public officials and (iii) such other documents, and (c) received and reviewed such information from officers and representatives of the Company as we have deemed necessary or appropriate for the purpose of this opinion. We have examined the following documents:

    1. The Offering Statement, the attachments and exhibits thereto, as executed;

    2. The Articles of Incorporation of the Company, including all amendments thereto; and

    3. The Bylaws of the Company.

LAW OFFICES

DOWNTOWN
3000 NATIONAL CITY TOWER
101 SOUTH FIFTH STREET
LOUISVILLE, KY 40202-3118
502 589-4440
FAX: 502 581-1344
WWW.GSATTY.COM

SUBURBAN
10600 TIMBERWOOD CIRCLE
SUITE 1
LOUISVILLE, KY 40223
502 326-0008

GOLDBERG & SIMPSON, PSC

We have assumed the genuineness of all signatures on all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as certified, photostatic or conformed copies, and the authenticity of the originals of such documents.

This opinion is limited to the Federal laws of the United States of America, the laws of the Commonwealth of Kentucky, and the regulations of governmental agencies of such jurisdictions. We do not express any opinion concerning any law other than the Federal law of the United States of America, the laws of the Commonwealth of Kentucky, and the regulations of governmental agencies of such jurisdictions.

Based on the foregoing, and subject to the limitations and assumptions heretofore and hereinafter set forth, we are of the opinion that:

1. The Company is a corporation validly organized and existing and in good standing under the laws of the Commonwealth of Kentucky and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the nature of its business requires such qualification. The Company has full power and authority to own and hold under lease its property and to conduct its business substantially as currently conducted by it.

2. The execution and delivery by the Company of the Offering Statement is within the Company's corporate powers and has been duly authorized by all necessary corporate action, and does not:

(a) contravene or result in a default under the Articles of Incorporation or Bylaws of the Company; or

(b) contravene or result in a default under (i) any agreement, indenture or other contractual restriction or judgment, court decree or order known to us or (ii) any present law, rule or governmental regulation, in each case binding on the Company

LAW OFFICES

DOWNTOWN
3000 NATIONAL CITY TOWER
101 SOUTH FIFTH STREET
LOUISVILLE, KY 40202-3118
502 589-4440
FAX: 502 581-1344
WWW.GSATTY.COM

SUBURBAN
10600 TIMBERWOOD CIRCLE
SUITE 1
LOUISVILLE, KY 40223
502 326-0008

1-A pg.126

GOLDBERG & SIMPSON, PSC

3.   The securities of the Company that are the subject of the Offering Statement ("Securities") were legally issued by the Company and are, as of the date of this opinion, fully paid and non-assessable. Said Securities are not registered under the Securities Act of 1933 (the "'33 Act") and bear the required legend regarding restriction on transfer. This opinion assumes that the Offering Statement filed with the Securities and Exchange Commission covers possible future sales of certain of the Securities owned by affiliated shareholders, listed in an attachment to the Offering Statement, during the period of time allowed by Regulation A promulgated under the '33 Act.

This opinion is given as of the date hereof. We assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to our attention or any changes in laws which may hereafter occur. We have no duty to make inquiries beyond the extent specified herein.

The opinions rendered herein are solely for the benefit of the Company, its respective successors and assigns and the Securities and Exchange Commission and may not be quoted or reproduced in any report or other document without our prior written consent. This opinion may not, without the prior written consent of this law firm, be otherwise used or altered for any other transaction.

The opinions set forth above are subject to the following qualifications:

1.   To the extent our opinion addresses questions of fact, it is based on documents and information made available to us, but there may exist facts outside the scope of our knowledge which, if known to us, would alter our opinion. As to questions of fact material to such opinions, we have, when relevant facts were not independently established, relied upon certifications.

2.   Our opinions are based upon the current law as of the date hereof and are qualified to the extent that there are any changes in such law, including judicial decisions, regulations or administrative rulings, or interpretations, which may be rendered, reported, or may occur subsequent to the date hereof.

LAW OFFICES

DOWNTOWN
3000 NATIONAL CITY TOWER
101 SOUTH FIFTH STREET
LOUISVILLE, KY 40202-3118
502 589-4440
FAX: 502 581-1344
WWW.GSATTY.COM

SUBURBAN
10600 TIMBERWOOD CIRCLE
SUITE 1
LOUISVILLE, KY 40223
502 326-0008

GOLDBERG & SIMPSON, PSC

3.   We are qualified to act as counsel in the Commonwealth of Kentucky and as such, are not experts in the laws of any other jurisdiction, and we express no opinion as to the laws of any jurisdiction other than the laws of the Commonwealth of Kentucky and the Federal law of the United States of America.

4.   This opinion is rendered as of the date hereof and does not purport to analyze, evaluate or consider the legal effects of any event or change in law subsequent to the date hereof.

Sincerely,

GOLDBERG & SIMPSON, P.S.C.

g:\corporat\zoeller.com\regulation a 2004\regulationaopinion.ltr.091504.doc

LAW OFFICES

DOWNTOWN
3000 NATIONAL CITY TOWER
101 SOUTH FIFTH STREET
LOUISVILLE, KY 40202-3118
502 589-4440
FAX: 502 581-1344

SUBURBAN
10600 TIMBERWOOD CIRCLE
SUITE 1

1-A pg.128